Exhibit 99.3

APPENDIX C
ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated effective as of the 14th day of December 2016.

BETWEEN:
CATALYST PAPER CORPORATION, a corporation under the Canada Business Corporations Act
(hereinafter referred to as "Catalyst")

AND:

ECHELON PAPER CORPORATION, a corporation under the Canada Business Corporations Act
(hereinafter referred to as "ArrangeCo")

WHEREAS:

A.
Catalyst and ArrangeCo intend to effect a series of transactions which will result in the recapitalization of Catalyst, including a Plan of Arrangement pursuant to the provisions of the CBCA involving Catalyst, ArrangeCo, the holders of the Existing Common Shares and the holders of the Notes;

B.
The Initial Supporting Parties have entered into the Support Agreement pursuant to which the Initial Supporting Parties have agreed, subject to certain conditions, to support the Recapitalization and vote their Notes and Existing Common Shares in favour of the Plan of Arrangement;

C.
The board of directors of Catalyst, following consultation with its financial and legal advisors and after receiving fairness opinions from PricewaterhouseCoopers LLP, has approved this Arrangement Agreement and has unanimously agreed to make a recommendation that the Securityholders vote in favour of the resolutions approving the Arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Arrangement Agreement (including the recitals hereto), unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)
"ABL Credit Agreement" means the amended and restated credit agreement dated May 9, 2016, among, inter alia, Catalyst, the ABL Agent and the lenders party thereto, as amended, restated, varied, modified or supplemented from time to time;

(b)	"ABL Credit Facility" means the revolving asset-based loan facility under the ABL Credit Agreement;

(c)	"ABL Agent" means the Canadian Imperial Bank of Commerce, as administrative agent, pursuant to the ABL Credit Agreement, or any successor thereof;

(d)
"ABL Credit Facility Amendments" means, among others: (i) the extension of the maturity date of the ABL Credit Facility to July 31, 2020, and (ii) such other amendments to the terms of the ABL Credit Agreement as reasonably believed to be necessary or appropriate to take into account other features of the transactions as contemplated by the Recapitalization;

(e)	"Advisors" means Milbank, Tweed, Hadley & McCloy LLP and/or Fasken Martineau DuMoulin LLP, in their capacity as legal advisors to the Initial Supporting Parties;

(f)
"Arrangement" means the arrangement under section 192 of the CBCA, on the terms and subject to the conditions set forth in the Plan of Arrangement subject to any amendment, restatement, variation, modification or supplement made thereto in accordance with the terms of the Support Agreement and the Plan of Arrangement, or made at the direction of the Court in the Final Order, with the consent of the Parties and the Initial Supporting Parties in each case, each acting reasonably;

(g)	"Arrangement Agreement" means this arrangement agreement (including the exhibit hereto) as amended, restated, varied, modified or supplemented from time to time;

(h)
"Articles of Arrangement" means the articles of arrangement of the Parties in respect of the Arrangement required under subsection 192(6) of the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement, with any such modifications as may be acceptable to the Parties and the Initial Supporting Parties, each acting reasonably;

(i)	"Business Day" means a day, other than a Saturday or a Sunday, on which commercial banks are generally open for business in Richmond, British Columbia;

(j)	"Catalyst Companies" means the Parties and the Note Guarantors;

(k)	"CBCA" means the Canada Business Corporations Act, R. S. C. 1985, c. C-44, as now in effect and as it may be amended from time to time prior to the Effective Date;

(l)	"CBCA Proceedings" means the proceedings commenced by Catalyst and Arrangeco under the CBCA as contemplated under the Preliminary Order;

(m)
"Certificate" means the certificate giving effect to the Arrangement, which shall be issued by the Director pursuant to section 192(7) of the CBCA upon receipt of the articles of arrangement in accordance with section 262 of the CBCA;

(n)
"Chapter 15 Cases" means the cases filed by Catalyst and certain of its Subsidiaries on November 1, 2016, including without limitation those Subsidiaries that are guarantors under the Note Indenture, under chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, jointly administered under the lead case In Re Catalyst Paper Corporation, et al., Case No. 16-12419 (CSS);

(o)
"Circular" means the Notices of Meeting and the management proxy circular of Catalyst in respect of the Arrangement, together with all appendices thereto, and as the same may be amended and supplemented from time to time in accordance with the terms of the Interim Order;

(p)	"Common Shares" means the common shares in the capital of Catalyst;

(q)
"Company Released Parties" means, collectively, Catalyst, ArrangeCo, the Note Guarantors and their respective Subsidiaries and affiliates and their respective present and former shareholders, officers, directors, trustees, employees, auditors, financial advisors, legal counsel and agents;

(r)	"Court" means the Supreme Court of British Columbia;

(s)	"Cyrus" means Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds;

(t)	"Director" means the Director appointed pursuant to section 260 of the CBCA;

(u)	"DTC" means The Depository Trust Company, or any of its successors or assigns;

(v)
"DTC Removal" means the removal by each Initial Supporting Party of all Existing Common Shares owned by such Initial Supporting Party from registration with DTC and the delivery of evidence thereof to the Company;

(w)	"Effective Date" means the date shown on the Certificate, such date to be the date the Plan of Arrangement is implemented;

(x)	"Effective Time" means 12:01 a.m. on the Effective Date or such other date or time as the Parties and the Initial Supporting Parties, each acting reasonably, may agree in writing;

(y)	"Existing Common Shares" means the Common Shares issued and outstanding prior to the Effective Time;

(z)	"Existing Senior Secured Term Loan" means the term loan facility under the Existing Senior Secured Term Loan Agreement;

(aa)
"Existing Senior Secured Term Loan Agreement" means the credit agreement dated March 20, 2014 among, inter alia, Catalyst, Canadian Imperial Bank of Commerce, as administrative agent, and the lenders party thereto, as amended by the first and second amendments thereto dated as of March 16, 2015 and May 9, 2016, respectively, and as it may be further amended, restated, varied, modified or supplemented from time to time;

(bb)
"Existing Senior Secured Term Loan Amendments" means (i) the extension of the maturity date of the Existing Senior Secured Term Loan to July 31, 2020, and (ii) such other amendments to the terms of the Existing Senior Secured Term Loan Agreement as are reasonably believed to be necessary or appropriate to take into account other features of the transactions contemplated by the Recapitalization;

(cc)	"Existing Shareholders" means, collectively, the holders of Existing Common Shares;

(dd)	"Expedited Track Noteholders " has the meaning set forth in the Plan of Arrangement;

(ee)
"Final Order" means the final order of the Court approving the Arrangement under section 192 of the CBCA, as such order may be amended, restated, varied, modified or supplemented by the Court at any time prior to the Effective Date, providing, among other things, (i) that the Arrangement is fair and reasonable to all affected parties and (ii) that the releases in favour of the Company Released Parties and the Noteholders' Released Parties be given in accordance with the Plan of Arrangement, in form and substance satisfactory to the Parties and the Initial Supporting Parties, each acting reasonably;

(ff)
"Governmental Entity" means (i) any international, multinational, national, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) any stock exchange (including the TSX), automated quotation system, self-regulatory authority or securities regulatory authority;

(gg)
"Initial Supporting Parties" means Cyrus, Mudrick and Oaktree (including their respective managed or controlled funds, entities or clients set forth on the signature pages to the Support Agreement), each of whom executed and became party to the Support Agreement, and any transferee of all of the Common Shares and Notes held by any such Securityholders;

(hh)
"Interim Order" means the interim order of the Court dated December 9, 2016 pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meetings issued pursuant to the application of the Parties therefor, as such order may be modified or supplemented from time to time by further order of the Court;

(ii)
"Law" or "Laws" means (i) all constitutions, treaties, laws, statutes, codes, ordinances, principles of common law, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, (ii) all judgments, orders, writs, injunctions, decisions, rulings, decrees, directions, sanctions and awards of any Governmental Entity, and (iii) all policies, practices and guidelines of any Governmental Entity which, although not actually having the force of law, are considered by such Governmental Entity as requiring compliance as if having the force of law or which establish the interpretative position of the Law by such Governmental Entity, in each case binding on or affecting the Person referred to in the context in which such word is used;

(jj)	"Meeting Date" means January 17, 2017, subject to any postponement or adjournment of that date pursuant to the Interim Order or any other Order;

(kk)	"Meetings" means, collectively, the Noteholders' Meeting and the Shareholders' Meeting;

(ll)	"Mudrick" means Mudrick Capital Management, L.P., as investment manager to certain of its clients;

(mm)	"New Secured Term Loan" means the term loan in the principal amount of US$135.0 million plus the amount of Post-November 2016 Accrued Interest, such term loan to be governed by the New Secured Term Loan Agreement, the principal terms and conditions of which are described in the Circular under "Description of New Secured Term Loan";

(nn)	"New Secured Term Loan Agent" means Wilmington Trust, National Association, as administrative agent pursuant to the New Secured Term Loan Agreement, or any successor thereof;

(oo)	"New Secured Term Loan Agreement" means the credit agreement among, inter alia, Catalyst, the New Secured Term Loan Agent and the lenders to be party thereto, to be dated as of the Effective Date, implementing the New Secured Term Loan;

(pp)	"Note Exchange Transaction" has the meaning ascribed thereto in section 2.1(a) of the Plan of Arrangement;

(qq)	"Note Guarantors" means, collectively, Catalyst Paper Operations Inc., Catalyst Paper Recycling Inc., Catalyst Paper General Partnership, Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Pacifica Poplars Ltd., Catalyst Paper Holdings Inc., Catalyst Paper (Snowflake) Inc., Catalyst Paper (USA) Inc., Pacifica Papers Sales Inc., Pacifica Papers US Inc. and Pacifica Poplars Inc.;

(rr)	"Note Indenture" means the indenture dated as of September 13, 2012, by and among Catalyst, as issuer, the guarantors party thereto, as guarantors, Wilmington Trust, National Association, as trustee and Computershare Trust Company of Canada, as collateral trustee, as supplemented by the First Supplemental Indenture, dated as of September 13, 2012, the Third Supplemental Indenture, dated as of March 20, 2014, the Fourth Supplemental Indenture, dated as of January 7, 2015 and the Fifth Supplemental Indenture, dated as of April 29, 2016 and as further amended and supplemented from time to time;

(ss)	"Note Trustees" means Wilmington Trust, National Association, or any successor thereof, as trustee under the Note Indenture, and Computershare Trust Company of Canada, as collateral trustee under the Note Indenture;

(tt)	"Noteholders" means, collectively, the holders of the Notes;

(uu)	"Noteholders' Meeting" means the meeting of the Noteholders to be held on the Meeting Date in accordance with the Interim Order to consider and, if deemed advisable, approve the Noteholders' Resolution and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof;

(vv)	"Noteholders' Notice" means the notice convening the Noteholders' Meeting;

(ww)	"Noteholders' Released Parties" means, collectively, the Noteholders (including, but not limited to, the Initial Supporting Parties) and the Note Trustees, and their respective Subsidiaries and affiliates and their respective present and former direct and indirect shareholders, partners (including general partners and limited partners), investors, members, managing members, officers, directors, principals, employees, managers, controlling persons, auditors, financial advisors, legal counsel, other professionals, representatives, and agents, and each of the foregoing's respective heirs, successors and legal representatives;

(xx)	"Noteholders' Resolution" means the resolution of the Noteholders to approve the Arrangement and the Plan of Arrangement to be considered at the Noteholders' Meeting, in substantially the form attached to the Circular;

(yy)	"Notes" means the PIK Toggle Senior Secured Notes due October 2017 with an aggregate principal amount outstanding of US$260,500,000, issued by Catalyst pursuant to the Note Indenture;

(zz)	"Notices of Meeting" means, collectively, the Noteholders' Notice and the Shareholders' Notice; (aaa) "Oaktree" means certain funds and entities managed or controlled by Oaktree Capital Management, L.P.; "Oaktree" means certain funds and entities managed or controlled by Oaktree Capital Management, L.P.;

(bbb)	"Order" means any order of the Court or the U.S. Bankruptcy Court, as applicable, relating to the Recapitalization, including the Preliminary Order, the U.S. Provisional Relief Order, the Interim Order, the Final Order and the U.S. Recognition Order;

(ccc)	"Outside Date" means January 31, 2017, or such other date as Catalyst and the Initial Supporting Parties may agree in writing;

(ddd)	"Parties" means, collectively, the parties to this Arrangement Agreement, and "Party" means any one of them;

(eee)	"Person" means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(fff)	"Plan of Arrangement" means the plan of arrangement substantially in the form set out in Exhibit A hereto, as the same may be amended, modified, supplemented or restated from time to time, in accordance with the terms thereof, the Support Agreement and section 6.1 hereof;

(ggg)	"Post-November 2016 Accrued Interest" means, in respect of the Notes, all accrued and unpaid interest accruing on and after November 1, 2016 up to and including the Effective Date, at the rates provided therefor pursuant to the Note Indenture (and expressly excluding any interest on overdue interest);

(hhh)	"Preliminary Order" means the preliminary order of the Court dated October 31, 2016 pursuant to section 192 of the CBCA, as amended on November 17, 2016, as the same may be further amended, restated, varied, modified or supplemented from time to time by the Court;

(iii)	"Privatization Resolution" has the meaning set forth in the Plan of Arrangement;

(jjj)
"Recapitalization" means the transactions contemplated by the Plan of Arrangement, including, without limitation the Note Exchange Transaction, the ABL Credit Facility Amendments and the Existing Senior Secured Term Loan Amendments;

(kkk)	"Securityholders" means, collectively, the Noteholders and the Existing Shareholders;

(lll)
"Shareholders' Meeting" means the meeting of the Existing Shareholders to be held on the Meeting Date pursuant to the Interim Order, to consider and, if deemed advisable, approve the Shareholders' Resolution and the Privatization Resolution and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof;

(mmm)	"Shareholders' Notice" means the notice convening the Shareholders' Meeting;

(nnn)	"Shareholders' Resolution" means the resolution of the Existing Shareholders to approve the Arrangement and the Plan of Arrangement to be considered at the Shareholders' Meeting, in substantially the form attached to the Circular;

(ooo)	"Subsidiaries" means "subsidiaries" as defined in National Instrument 45-106 – Prospectus Exemptions;

(ppp)	"Support Agreement" means the alternative recapitalization support agreement dated October 30, 2016 and all schedules attached thereto among, inter alia, Catalyst and the Initial Supporting Parties, pursuant to which, among other things, such Initial Supporting Parties have agreed to support and vote in favour of the Arrangement, subject to the terms and conditions specified therein, as amended, restated, varied, modified or supplemented from time to time in accordance with its terms;

(qqq)	"TSX" means the Toronto Stock Exchange;

(rrr)	"U.S. Bankruptcy Code" means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as amended;

(sss)	"U.S. Bankruptcy Court" means the United States Bankruptcy Court for the District of Delaware;

(ttt)
"U.S. Provisional Relief Order" means an order (or orders) of the U.S. Bankruptcy Court granting certain provisional relief related to the petitions filed by Catalyst and certain of its Subsidiaries in connection with the commencement of the CBCA Proceedings and the Chapter 15 Cases, including, but not limited to, the Order Granting Limited Provisional Relief for Recognition of A Foreign Proceeding entered by the U.S. Bankruptcy Court on November 2, 2016 (Docket No. 33 in the Chapter 15 Cases);

(uuu)	"U.S. Recognition Order" means an order (or orders) of the U.S. Bankruptcy Court (i) granting the petitions filed by Catalyst and certain of its affiliates in the Chapter 15 Cases and recognizing, on a final basis, the CBCA Proceedings as foreign main proceedings or foreign non-main proceedings, (ii) giving full force and effect in the United States and its territories to any and all orders made or entered by the Court, including the Preliminary Order, the Interim Order and the Final Order, and (iii) granting such other relief as necessary to effectuate the Arrangement; and

(vvv)	"U.S. GAAP" means generally accepted accounting principles in the United States, applied on a consistent basis.

1.2	Entire Agreement

This Arrangement Agreement together with the agreements and documents herein and therein referred to, constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.3	Currency

Unless otherwise specified, all references to dollars or to $ are expressed in Canadian currency.

1.4	Accounting Terms.

All accounting terms used in this Arrangement Agreement are to be interpreted in accordance with U.S. GAAP.

1.5	Articles of Reference

The terms "hereof", "hereunder", "herein" and similar expressions refer to this Arrangement Agreement and not to any particular article, section, subsection, clause or paragraph of this Arrangement Agreement. In this Arrangement Agreement, a reference to an article, section, subsection, clause or paragraph shall, unless otherwise stated, refer to an article, section, subsection, clause or paragraph of this Arrangement Agreement.

1.6	Interpretation Not Affected by Headings, etc.

The division of this Arrangement Agreement into articles, sections, subsections, clauses and paragraphs and the insertion of headings are  for  convenience  of reference only  and  shall  not affect the  construction  or interpretation of this Arrangement Agreement.

1.7	Date for Any Action

In the event that any date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.8	Number, etc.

In this Arrangement Agreement, where the context requires, (i) a word importing the singular number shall include the plural and vice versa; (ii) a word or words importing gender shall include all genders and (iii) the words "including" and "includes" mean "including (or includes) without limitation".

1.9	Time

All times expressed herein are local time in Vancouver, British Columbia unless otherwise specified.

1.10	Statutory References

Except as provided herein, any reference in this Arrangement Agreement to a statute includes all rules, regulations and policies made pursuant to such statute in force from time to time and, unless otherwise specified, the provisions of any statute, regulation, rule or policy which amends, supplements, replaces or supersedes any such statute, regulation, rule or policy.

1.11	Governing Law

This Arrangement Agreement shall be governed by and construed in accordance with the Laws of British Columbia and the federal Laws of Canada applicable therein. All questions as to the interpretation or application of this Arrangement Agreement and all proceedings taken in connection with this Arrangement Agreement shall be subject to the exclusive jurisdiction of the Court.

1.12	Exhibit

The following exhibit attached hereto is incorporated into and forms an integral part of this Arrangement Agreement:

A – Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

Catalyst and ArrangeCo agree, subject to such changes as may be mutually agreed to by the Parties in writing in accordance with this Arrangement Agreement and consented to in writing by the Initial Supporting Parties, each acting reasonably, in accordance with the Support Agreement, that the Arrangement will be implemented in accordance with this Arrangement Agreement and the Plan of Arrangement.

2.2	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. The Arrangement shall become effective at the Effective Time on the Effective Date. The closing of the transactions contemplated hereby will take place on the Effective Date, unless another date is agreed to in writing among the Parties and counsel to the Initial Supporting Parties, at the offices of Stikeman Elliott LLP in Vancouver, British Columbia or such other location as may be agreed upon by the Parties.

ARTICLE 3
CONDITIONS PRECEDENT

3.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions precedent, each of which may, subject to the Support Agreement, only be waived with the mutual consent of the Parties:

(a)	the Noteholders' Resolution and the Shareholders' Resolution shall have been approved at the Meetings in accordance with the provisions of the Interim Order;

(b)	the Final Order shall have been obtained, and the Final Order shall be in full force and effect, final and executory notwithstanding appeal;

(c)	the Catalyst Companies shall have taken all necessary corporate actions and proceedings in connection with the Recapitalization and the Plan of Arrangement;

(d)
all conditions set out in the Support Agreement and this Arrangement Agreement shall have been satisfied or waived by the applicable parties pursuant to the terms of the Support Agreement and this Arrangement Agreement, as applicable;

(e)	the Support Agreement shall not have been terminated in accordance with its terms;

(f)	this Arrangement Agreement shall not have been terminated in accordance with its terms;

(g)
there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no bona fide and pending application shall have been made to any Governmental Entity, and no action or investigation shall have been announced or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization that restrains or impedes in any material respect or prohibits (or if granted would reasonably be expected to restrain or impede in any material respect or prohibit), the Recapitalization or any material part thereof or requires a material variation from the form of the Recapitalization contemplated herein;

(h)
the ABL Credit Facility Amendments and the Existing Senior Secured Term Loan Amendments shall be completed, be implemented and become effective concurrently with the implementation of the Plan of Arrangement;

(i)	the Effective Date shall occur on or before the Outside Date;

(j)	no applicable Law shall have been passed and become effective, which makes the consummation of the Plan of Arrangement illegal or otherwise prohibited;

(k)
each of the U.S. Provisional Relief Order and the U.S. Recognition Order shall have been entered by the U.S. Bankruptcy Court and shall be in full force and effect, final and executory notwithstanding appeal;

(l)
all conditions set out in the New Secured Term Loan Agreement shall have been satisfied or waived by the applicable parties pursuant to the terms of the New Secured Term Loan Agreement, and the New Secured Term Loan Agreement shall have been entered into by Catalyst, the New Secured Term Loan Agent and, as applicable, the Expedited Track Noteholders and/or ArrangeCo; and

(m)
all required governmental, regulatory and judicial consents, and any other required third party consents shall have been obtained, except for such third party consents which if not obtained would not individually or in the aggregate have a material adverse effect on the Catalyst Companies or the Recapitalization.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by each of the Parties regardless of the circumstances and may be waived by each of the Parties in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which any such Parties may have.

3.2	Satisfaction of Conditions

The conditions precedent set out in section 3.1 shall be conclusively deemed to have been satisfied, waived or released when, the Certificate of Arrangement is issued by the Director following the filing of the Articles of Arrangement.

ARTICLE 4
MUTUAL COVENANTS

4.1 Regarding the Arrangement

Subject to the terms and conditions of this Arrangement Agreement, each of Catalyst and ArrangeCo shall use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Plan of Arrangement and the transactions contemplated by this Arrangement Agreement as soon as practicable.

ARTICLE 5
TERMINATION

5.1	Termination

This Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Date (notwithstanding any approval of this Arrangement Agreement or the Arrangement by the Securityholders and/or the Court) by mutual written agreement of Catalyst and ArrangeCo, with the prior written consent of the Initial Supporting Parties, each acting reasonably, and this Arrangement Agreement shall automatically terminate in the event of termination of the Support Agreement.

5.2	Effect of Termination

If this Arrangement Agreement is terminated pursuant to section 5.1, this Arrangement Agreement shall become void and of no effect without liability of any Party (or any shareholder, noteholder, director, officer, employee, agent, consultant or representative of such Party) or further obligation to any other Party hereto.

ARTICLE 6
AMENDMENT

6.1	Amendments

Subject to the terms of the Support Agreement, this Arrangement Agreement and the Plan of Arrangement may, subject to the Plan of Arrangement, Interim Order, Final Order and applicable Laws, at any time and from time to time before or after the holding of the Meetings but not later than the Effective Date, be amended in any respect whatsoever by mutual written agreement of the Parties with the prior written consent of the Initial Supporting Parties, each acting reasonably, without, subject to applicable Law, further notice to or authorization on the part of their respective securityholders (other than, for greater certainty, the Initial Supporting Parties), and any such amendment may, subject to the Plan of Arrangement, Interim Order, Final Order and Applicable Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

ARTICLE 7
GENERAL

7.1	Binding Effect

This Arrangement Agreement shall be binding upon and ensure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Arrangement Agreement shall be for the sole benefit of the Parties and no other Person shall be a third party beneficiary hereof, except that the Initial Supporting Parties shall be express third party beneficiaries in respect of the rights of consent granted to them hereunder, with the right to enforce such rights of consents as though parties hereto.

7.2	Successors and Permitted Assigns

This Arrangement Agreement shall be binding upon and shall ensure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and permitted assigns of the Parties. No Party to this Arrangement Agreement may assign any of its rights or obligations under this Arrangement Agreement without prior written consent of the other Party to this Arrangement Agreement.

7.3	Severability

If any one or more of the provisions or parts thereof contained in this Arrangement Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Arrangement Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Arrangement Agreement in any other jurisdiction.

7.4	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of any other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.5	Execution in Counterparts

This Arrangement Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

7.6	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

[signature page follows]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first above written.

CATALYST PAPER CORPORATION	ECHELON PAPER CORPORATION

(signed) "Joe Nemeth"	(signed) "Patricia Sakai"
Per: Joe Nemeth	Per: Patricia Sakai
President & Chief Executive Officer	President

EXHIBIT A
PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

(see Appendix D to this Circular)

APPENDIX D
PLAN OF ARRANGMENT

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT ARTICLE 1

INTERPRETATION

1.1	Definitions.

In this Plan of Arrangement, unless otherwise stated or unless the context otherwise requires:

(a)
"ABL Credit Agreement" means the amended and restated credit agreement dated May 9, 2016, among, inter alia, Catalyst, the ABL Agent and the lenders party thereto, as amended, restated, varied, modified or supplemented from time to time;

(b)	"ABL Credit Facility" means the revolving asset-based loan facility under the ABL Credit Agreement;

(c)	"ABL Agent" means the Canadian Imperial Bank of Commerce, as administrative agent, pursuant to the ABL Credit Agreement, or any successor thereof;

(d)
"ABL Credit Facility Amendments" means, among others: (i) the extension of the maturity date of the ABL Credit Facility to July 31, 2020, and (ii) such other amendments to the terms of the ABL Credit Agreement as reasonably believed to be necessary or appropriate to take into account other features of the transactions as contemplated by the Recapitalization;

(e)	"Administrative Agent Submissions" has the meaning ascribed thereto in section 3.11;

(f)	"Advisors" means Milbank, Tweed, Hadley & McCloy LLP and/or Fasken Martineau DuMoulin LLP, in their capacity as legal advisors to the Initial Supporting Parties;

(g)	"Applicants" means, collectively, Catalyst and ArrangeCo;

(h)	"ArrangeCo" means Echelon Paper Corporation, a corporation incorporated under the CBCA and a wholly-owned Subsidiary of Catalyst;

(i)	"ArrangeCo Submissions" has the meaning ascribed thereto in section 3.11;

(j)
"Arrangement" means the arrangement under section 192 of the CBCA, on the terms and subject to the conditions set forth in this Plan of Arrangement subject to any amendment, restatement, variation, modification or supplement made thereto in accordance with the terms of the Support Agreement and this Plan of Arrangement, or made at the direction of the Court in the Final Order, with the consent of the Applicants and the Initial Supporting Parties in each case, each acting reasonably;

(k)	"Arrangement Agreement" means the Arrangement Agreement dated December 14, 2016, between Catalyst and ArrangeCo, as may be amended, restated, varied, modified or supplemented from time to time;

(l)
"Articles of Arrangement" means the articles of arrangement of the Applicants in respect of the Arrangement required under subsection 192(6) of the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement, with any such modifications as may be acceptable to the Applicants and the Initial Supporting Parties, each acting reasonably;

(m)	"Business Day" means a day, other than a Saturday or a Sunday, on which commercial banks are generally open for business in Richmond, British Columbia;

(n)	"Cash Consideration" means $0.50 per Existing Minority Common Share;

(o)	"Catalyst" means Catalyst Paper Corporation, a CBCA corporation;

(p)	"Catalyst Companies" means Catalyst, ArrangeCo and the Note Guarantors;

(q)	"CBCA" means the Canada Business Corporations Act, R. S. C. 1985, c. C-44, as now in effect and as it may be amended from time to time prior to the Effective Date;

(r)	"CBCA Proceedings" means the proceedings commenced by Catalyst and ArrangeCo under the CBCA as contemplated under the Preliminary Order;

(s)
"Certificate" means the certificate giving effect to the Arrangement, which shall be issued by the Director pursuant to section 192(7) of the CBCA upon receipt of the articles of arrangement in accordance with section 262 of the CBCA;

(t)
"Chapter 15 Cases" means the cases filed by Catalyst and certain of its Subsidiaries on November 1, 2016, including without limitation those Subsidiaries that are guarantors under the Note Indenture, under chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, jointly administered under the lead case In Re Catalyst Paper Corporation, et al., Case No. 16- 12419 (CSS);

(u)
"Circular" means the Notices of Meeting and the management proxy circular of Catalyst in respect of the Arrangement, together with all appendices thereto, and as the same may be amended and supplemented from time to time in accordance with the terms of the Interim Order;

(v)	"Common Shares" means the common shares in the capital of Catalyst;

(w)
"Company Released Parties" means, collectively, Catalyst, ArrangeCo, the Note Guarantors and their respective Subsidiaries and affiliates and their respective present and former shareholders, officers, directors, trustees, employees, auditors, financial advisors, legal counsel and agents;

(x)	"Court" means the Supreme Court of British Columbia;

(y)	"Cyrus" means Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds;

(z)	"Depositary" means CST Trust Company or such other entity as may be appointed by Catalyst; (aa)"Director" means the Director appointed under section 260 of the CBCA;

(aa)	"Director" means the Director appointed under section 260 of the CBCA;

(bb)	"Dissent Rights" has the meaning ascribed thereto in section 4.1;

(cc)
"Dissenting Shareholder" means an Existing Minority Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Existing Minority Common Shares in respect of which Dissent Rights are validly exercised by such Existing Minority Shareholder;

(dd)	"DTC" means The Depository Trust Company, or any of its successors or assigns;

(ee)
"DTC Removal" means the removal by each Initial Supporting Party of all Existing Common Shares owned by such Initial Supporting Party from registration with DTC and the delivery of evidence thereof to the Company;

(ff)	"Effective Date" means the date shown on the Certificate, such date to be the date this Plan of Arrangement is implemented;

(gg)	"Effective Time" means 12:01 a.m. on the Effective Date or such other date or time as the Applicants and the Initial Supporting Parties, each acting reasonably, may agree in writing;

(hh)
"Entitlements" means all legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person (i) with respect to or arising out of, or in connection with, the Notes, the Note Indenture, as applicable (including any guarantees granted in respect of, or pursuant to, the foregoing) and (ii) to acquire or receive any of the foregoing;

(ii)	"Epiq" means Epiq Systems, Inc. or any successor thereof;

(jj)	"Existing Common Shares" means the Common Shares issued and outstanding prior to the implementation of the Plan on the Effective Time;

(kk)
"Existing Minority Common Shares" means the Existing Common Shares held by Existing Shareholders, other than Existing Common Shares held by the Initial Supporting Parties and, for the avoidance of doubt, excluding all Common Shares issued pursuant to the Plan in exchange for the Notes;

(ll)	"Existing Minority Shareholders" means, collectively, the holders of Existing Minority Common Shares;

(mm)	"Existing Senior Secured Term Loan" means the term loan facility under the Existing Senior Secured Term Loan Agreement;

(nn)
"Existing Senior Secured Term Loan Agreement" means the credit agreement dated March 20, 2014 among, inter alia, Catalyst, Canadian Imperial Bank of Commerce, as administrative agent, and the lenders party thereto, as amended by the first and second amendments thereto dated as of March 16, 2015 and May 9, 2016, respectively, and as it may be further amended, restated, varied, modified or supplemented from time to time;

(oo)
"Existing Senior Secured Term Loan Amendments" means (i) the extension of the maturity date of the Existing Senior Secured Term Loan to July 31, 2020, and (ii) such other amendments to the terms  of the Existing Senior Secured Term Loan Agreement as  are reasonably believed to be necessary or appropriate to take into account other features of the transactions contemplated by the Recapitalization;

(pp)	"Existing Shareholders" means, collectively, the holders of Existing Common Shares;

(qq)	"Expedited Track Noteholders" has the meaning ascribed thereto in section 3.11;

(rr)
"Final Order" means the final order of the Court approving the Arrangement under section 192 of the CBCA, as such order may be amended, restated, varied, modified or supplemented by the Court at any time prior to the Effective Date, providing, among other things, (i) that the Arrangement is fair and reasonable to all affected parties and (ii) that the releases in favour of the Company Released Parties and the Noteholders' Released Parties be given in accordance with this Plan of Arrangement, in form and substance satisfactory to the Applicants and the Initial Supporting Parties, each acting reasonably;

(ss)
"Governmental Entity" means (i) any international, multinational, national, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority  of any  of the above, (iii) any  quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) any stock exchange (including the TSX), automated quotation system, self- regulatory authority or securities regulatory authority;

(tt)	"Initial Noteholders' Consideration" has the meaning ascribed thereto in section 2.1(a);

(uu)
"Initial Supporting Parties" means Cyrus, Mudrick and Oaktree (including their respective managed or controlled funds, entities or clients set forth on the signature pages to the Support Agreement), each of whom executed and became party to the Support Agreement, and any transferee of all of the Common Shares and the Notes held by any such Securityholders; provided that for the purposes of the definition of Existing Minority Common Shares only, any transferee of any of the Common Shares or Notes shall constitute an Initial Supporting Party for the purpose of such definition;

(vv)	"Interest Consideration" has the meaning ascribed thereto in section 2.1(b);

(ww)
"Interim Order" means the interim order of the Court dated December 9, 2016 pursuant to subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meetings issued pursuant to the application of ArrangeCo and Catalyst therefor, as such order may be modified or supplemented from time to time by further order of the Court;

(xx)
"Law" or "Laws" means (i) all constitutions, treaties, laws, statutes, codes, ordinances, principles of common law, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, (ii) all judgments, orders, writs, injunctions, decisions, rulings, decrees, directions, sanctions and awards of any Governmental Entity, and (iii) all policies, practices and guidelines of any Governmental Entity which, although not actually having the force of law, are considered by such Governmental Entity as requiring compliance as if having the force of law or which establish the interpretative position of the Law by such Governmental Entity, in each case binding on or affecting the Person referred to in the context in which such word is used;

(yy)
"Lien" means any mortgage, charge, pledge, hypothec, security interest, assignment by way of security, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature which secures payment or performance of an obligation and any agreement, option, right or privilege;

(zz)	"Meeting Date" means January 17, 2017, subject to any postponement or adjournment of that date pursuant to the Interim Order or any other Order;

(aaa)	"Meetings" means, collectively, the Noteholders' Meeting and the Shareholders' Meeting;

(bbb)	"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(ccc)	"Mudrick" means Mudrick Capital Management, L.P., as investment manager to certain of its clients;

(ddd)
"New Secured Term Loan" means the term loan in the principal amount of US$135.0 million plus the amount of Post-November 2016 Accrued Interest, such term loan to be governed by the New Secured Term Loan Agreement, the principal terms and conditions of which are described in the Circular under "Description of New Secured Term Loan";

(eee)	"New Secured Term Loan Agent" means Wilmington Trust, National Association, as administrative agent pursuant to the New Secured Term Loan Agreement, or any successor thereof;

(fff)
"New Secured Term Loan Agreement" means the credit agreement among, inter alia, Catalyst, the New Secured Term Loan Agent and the lenders to be party thereto, to be dated as of the Effective Date, implementing the New Secured Term Loan;

(ggg)	"New Secured Term Loan Security Documents" means all guarantees and security agreements contemplated under the New Secured Term Loan Agreement;

(hhh)	"Note Exchange Transaction" has the meaning ascribed thereto in section 2.1;

(iii)
"Note Guarantors" means, collectively, Catalyst Paper Operations Inc., Catalyst Paper Recycling Inc., Catalyst Paper General Partnership, Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Pacifica Poplars Ltd., Catalyst Paper Holdings Inc., Catalyst Paper (Snowflake) Inc., Catalyst Paper (USA) Inc., Pacifica Papers Sales Inc., Pacifica Papers US Inc. and Pacifica Poplars Inc.;

(jjj)
"Note Indenture" means the indenture dated as of September 13, 2012, by and among Catalyst, as issuer, the guarantors party thereto, as guarantors, Wilmington Trust, National Association, as trustee, and Computershare Trust Company of Canada, as collateral trustee, as supplemented by the First Supplemental Indenture, dated as of September 13, 2012, the Third Supplemental Indenture, dated as of March 20, 2014, the Fourth Supplemental Indenture, dated as of January 7, 2015 and the Fifth Supplemental Indenture, dated as of April 29, 2016, and as further amended, restated, varied, modified or supplemented from time to time;

(kkk)
"Note Trustees" means Wilmington Trust, National Association, or any successor thereof, as trustee under the Note Indenture, and Computershare Trust Company of Canada, as collateral trustee under the Note Indenture;

(lll)
"Note Trustees Fees" means the reasonable compensation, fee, expense, disbursement and indemnity claims, including, without limitation, reasonable attorneys' and agents' fees, expenses and disbursements, incurred by the Note Trustees, whether prior to or after the commencement of these proceedings and whether prior to or after consummation of this Plan of Arrangement and the Effective Time;

(mmm)	"Noteholders" means, collectively, the holders of the Notes;

(nnn)	"Noteholders' Consideration" has the meaning ascribed thereto in section 2.1(b);

(ooo)
"Noteholders' Meeting" means the meeting of the Noteholders to be held on the Meeting Date in accordance  with the  Interim Order to  consider and,  if deemed advisable,  approve the Noteholders' Resolution and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof;

(ppp)	"Noteholders' Notice" means the notice convening the Noteholders' Meeting;

(qqq)
"Noteholders' Released Parties" means, collectively, the Noteholders (including,  but not limited to, the Initial Supporting Parties) and the Note Trustees, and their respective Subsidiaries and affiliates and their respective present and former direct and indirect shareholders, partners (including general partners and limited partners), investors, members, managing members, officers, directors, principals, employees, managers, controlling persons, auditors, financial advisors, legal counsel, other professionals, representatives, and agents, and each of the foregoing's respective heirs, successors and legal representatives;

(rrr)
"Noteholders' Resolution" means the resolution of the Noteholders to approve the Arrangement and this Plan of Arrangement to be considered at the Noteholders' Meeting, in substantially the form attached to the Circular;

(sss)	"Notes" means the PIK Toggle Senior Secured Notes due October 2017 with an aggregate principal amount outstanding of US$260,500,000, issued by Catalyst pursuant to the Note Indenture;

(ttt)	"Notices of Meeting" means, collectively, the Noteholders' Notice and the Shareholders' Notice;

(uuu)
"November 2016 Accrued Interest" means, in respect of the Notes, all accrued and unpaid interest on the Notes up to but excluding November 1, 2016, at the rates provided therefor pursuant to the Note Indenture (and expressly excluding any interest on overdue interest);

(vvv)	"Oaktree" means certain funds and entities managed or controlled by Oaktree Capital Management, L.P.;

(www)	"Obligations" means all obligations, liabilities and indebtedness of Catalyst and the Note Guarantors under the Notes and the Note Indenture as at the Effective Date;

(xxx)
"Order" means any order of the Court or the U.S. Bankruptcy Court, as applicable, relating to the Recapitalization, including the Preliminary Order, the U.S. Provisional Relief Order, the Interim Order, the Final Order and the U.S. Recognition Order;

(yyy)	"Ordinary Track Noteholders" has the meaning ascribed thereto in section 3.11;

(zzz)	"Outside Date" means January 31, 2017, or such other date as Catalyst and the Initial Supporting Parties may agree in writing;

(aaaa)	"Person" means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(bbbb)	"Plan" or "Plan of Arrangement" means this plan of arrangement pursuant to section 192 of the CBCA, as amended, modified, supplemented or restated from time to time, in accordance with the terms hereof, the Support Agreement and the Arrangement Agreement;

(cccc)
"Post-November 2016 Accrued Interest" means, in respect of the Notes, all accrued and unpaid interest accruing on and after November 1, 2016 up to and including the Effective Date, at the rates provided therefor pursuant to the Note Indenture (and expressly excluding any interest on overdue interest);

(dddd)	"Preliminary Order" means the preliminary order of the Court dated October 31, 2016 pursuant to section 192 of the CBCA, as amended on November 17, 2016, as the same may be further amended, restated, varied, modified or supplemented from time to time by the Court;

(eeee)	"Privatization" means the purchase for cancellation by Catalyst of the Existing Minority Common Shares for the Cash Consideration in accordance with sections 3.3(e) and 3.3(f);

(ffff)
"Privatization Approval" means the approval of the Privatization Resolution by (i) at least 66 2/3% of the votes cast by Existing Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, and (ii) a simple majority of the votes cast by the Existing Shareholders present in person or by proxy at the Shareholders' Meeting, voting together as a single class after excluding the Common Shares beneficially owned or over which control or direction is exercised by persons whose votes may not be included in determining minority approval pursuant to MI 61-101;

(gggg)	"Privatization Orders" means discretionary exemptive orders from the Canadian securities regulatory authorities permitting Catalyst to cease to be a "reporting issuer" under applicable Canadian securities laws following completion of the Privatization;

(hhhh)	"Privatization Resolution" means the resolution of the Existing Minority Shareholders to approve the Privatization;

(iiii)
"Pro Rata Share" means, with respect to each Noteholder, as of immediately prior to the Effective Date, (A) the aggregate of the principal amount of the Notes held by such Noteholder, divided by (B) the aggregate principal amount of all outstanding Notes;

(jjjj)
"Recapitalization" means the transactions contemplated by this Plan of Arrangement, including, without limitation the Note Exchange Transaction, the ABL Credit Facility Amendments and the Existing Senior Secured Term Loan Amendments;

(kkkk)	"Securityholders" means, collectively, the Noteholders and the Existing Shareholders;

(llll)
"Shareholders' Meeting" means the meeting of the Existing Shareholders to be held on the Meeting Date pursuant to the Interim Order, to consider and, if deemed advisable, approve the Shareholders' Resolution and the Privatization Resolution and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof;

(mmmm)	"Shareholders' Notice" means the notice convening the Shareholders' Meeting;

(nnnn)	"Shareholders' Resolution" means the resolution of the Existing Shareholders to approve the Arrangement and this Plan of Arrangement to be considered at the Shareholders' Meeting, in substantially the form attached to the Circular;

(oooo)	"Subsidiaries" means "subsidiaries" as defined in National Instrument 45-106 – Prospectus Exemptions;

(pppp)	"Support Agreement" means the alternative recapitalization support agreement dated October 30, 2016 and all schedules attached thereto among, inter alia, Catalyst and the Initial Supporting Parties, pursuant to which, among other things, such Initial Supporting Parties have agreed to support and vote in favour of the Arrangement, subject to the terms and conditions specified therein, as amended, restated, varied, modified or supplemented from time to time in accordance with its terms;

(qqqq)	"Tax Act" means the Income Tax Act (Canada);

(rrrr)	"Transfer Agent" means the CST Trust Company, or any of its successors or assigns;

(ssss)	"Transfer Agent Submissions" has the meaning ascribed thereto in section 3.11;

(tttt)	"TSX" means the Toronto Stock Exchange;

(uuuu)	"U.S. Bankruptcy Code" means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as amended;

(vvvv)	"U.S. Bankruptcy Court" means the United States Bankruptcy Court for the District of Delaware;

(wwww)	"U.S. Provisional Relief Order" means an order (or orders) of the U.S. Bankruptcy Court granting certain provisional relief related to the petitions filed by Catalyst and certain of its Subsidiaries in connection with the commencement of the CBCA Proceedings and the Chapter 15 Cases, including, but not limited to, the Order Granting Limited Provisional Relief for Recognition of A Foreign Proceeding entered by the U.S. Bankruptcy Court on November 2, 2016 (Docket No. 33 in the Chapter 15 Cases);

(xxxx)
"U.S. Recognition Order" means an order (or orders) of the U.S. Bankruptcy Court (i) granting the petitions filed by Catalyst and certain of its affiliates in the Chapter 15 Cases and recognizing, on a final basis, the CBCA Proceedings as foreign main proceedings or foreign non-main proceedings, (ii) giving full force and effect in the United States and its territories to any and all orders made or entered by the Court, including the Preliminary Order, the Interim Order and the Final Order, and (iii) granting such other relief as necessary to effectuate the Arrangement;

(yyyy)	"U.S. GAAP" means generally accepted accounting principles in the United States, applied on a consistent basis; and

(zzzz)	"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended.

1.2	Currency.

Unless otherwise specified, all references to dollars or to $ are expressed in Canadian currency.

1.3	Accounting Terms.

All accounting terms used in this Plan of Arrangement are to be interpreted in accordance with U.S. GAAP.

1.4	Articles of Reference.

The terms "hereof", "hereunder", "herein" and similar expressions refer to this Plan of Arrangement and not to any particular article, section, subsection, clause or paragraph of this Plan of Arrangement. In this Plan of Arrangement, a reference to an article, section, subsection, clause or paragraph shall, unless otherwise stated, refer to an article, section, subsection, clause or paragraph of this Plan of Arrangement.

1.5	Interpretation Not Affected by Headings.

The division of this Plan of Arrangement into articles, sections, subsections, clauses and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.6	Date for Any Action.

In the event that any date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7	Number, etc.

In this Plan of Arrangement, where the context requires, (i) a word importing the singular number shall include the plural and vice versa; (ii) a word or words importing gender shall include all genders and (iii) the words "including" and "includes" mean "including (or includes) without limitation".

1.8	Time.

All times expressed herein are local time in Vancouver, British Columbia unless otherwise specified.

1.9	Statutory References.

Except as provided herein, any reference in this Plan of Arrangement to a statute includes all rules, regulations and policies made pursuant to such statute in force from time to time and, unless otherwise specified, the provisions of any statute, regulation, rule or policy which amends, supplements, replaces or supersedes any such statute, regulation, rule or policy.

1.10	Successors and Permitted Assigns.

This Plan of Arrangement shall be binding upon and shall ensure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and permitted assigns of any Person affected by this Plan of Arrangement.

1.11	Governing Law.

This Plan of Arrangement shall be governed by and construed in accordance with the Laws of British Columbia and the federal Laws of Canada applicable therein. All questions as to the interpretation or application of this Plan of Arrangement and all proceedings taken in connection with this Plan of Arrangement shall be subject to the exclusive jurisdiction of the Court.

ARTICLE 2
TREATMENT OF NOTEHOLDERS AND EXISTING SHAREHOLDERS

2.1	Treatment of Noteholders.

At the Effective Time, and in accordance with the steps and sequence set forth in this Plan of Arrangement:

(a)
each Noteholder shall receive from Catalyst (the "Note Exchange Transaction"), in exchange for all of its right, title and interest in and to the Notes and the November 2016 Accrued Interest, its Pro Rata Share of the following (the "Initial Noteholders' Consideration"):

(i)	a principal amount of New Secured Term Loan equal to US$135 million; and

(ii)
276,023,849 Common Shares, or such adjusted number of Common Shares as will result in the Common Shares issued upon exchange of the Notes in accordance with this step representing 95% of the issued and outstanding Common Shares as of the Effective Date and before giving effect to the Privatization Transaction;

(b)
each Noteholder shall receive from Catalyst, as payment-in-kind of the Post November 2016 Accrued Interest, an additional principal amount of the New Secured Term Loan equal to its Pro Rata Share of the Post-November 2016 Accrued Interest (the "Interest Consideration", and together with the Initial Noteholders' Consideration, the "Noteholders' Consideration");

(c)
each Noteholder shall and shall be deemed to irrevocably and finally exchange all of its right, title and interest in and to the Notes held by such Holder for its Pro Rata Share of the Noteholders' Consideration. The Pro Rata Share of the Noteholders' Consideration paid, delivered, issued and allocated to the Noteholders shall be, and shall be deemed to be, received by the Noteholders in full and final settlement of the Notes and the Note Indenture;

(d)
other than pursuant to sections 2.1(a) and 2.1(b), no payment of any kind, including of principal, interest, default interest, excess interest, compound interest, special interest, additional amounts, fees, expenses, costs, charges, make-whole payments, penalties or any such other similar amounts, whether imposed in connection with a default, payment failure or a prepayment or otherwise, shall be payable to the Noteholders pursuant to the Notes, the Note Indenture or otherwise;

(e)
Catalyst shall pay in full, in cash, the Note Trustees Fees incurred through such date, and thereafter Catalyst shall pay in full, in cash, any Note Trustees Fees incurred from and after the Effective Date in connection with the implementation of this Plan of Arrangement, all without application to or approval of the Court or any other court;

(f)
the Applicants and their agents shall make all distributions, calculations and allocations of the Noteholders' Consideration, and the Note Trustees shall have no duty, obligation or liability in connection therewith; without limiting the generality of the foregoing, the Note Trustees shall have no obligation to ensure that any Noteholder receives its Pro Rata Share of the Noteholders' Consideration or to calculate any such Pro Rata Share;

(g)
if a Noteholder does not complete the necessary steps to receive its Pro Rata Share of the Noteholders' Consideration by the first anniversary of the Effective Date, all rights of such Noteholder to its Pro Rata Share of the Noteholders' Consideration (or any portion thereof) will be deemed forfeited, and the portion of the New Secured Term Loan held by ArrangeCo and allocated to such Noteholder,  and the Common  Shares issuable under  the Plan  to such Noteholder, will be cancelled;

(h)
the Note Indenture, the Notes and all obligations and entitlements related thereto (other than obligations that expressly survive the termination of the Note Indenture pursuant to Section 12.02(e) thereof) shall be irrevocably and finally settled, terminated, extinguished, cancelled and satisfied and discharged, as applicable, the whole without the need of any further payment or otherwise; the Note Trustees shall be discharged and released under the Note Indenture, the Notes and all related agreements; and the Lien in favor of Computershare Trust Company of Canada, as collateral trustee, shall cease to secure the obligations under the Note Indenture and the Notes, including all obligations and entitlements thereto, and such Lien shall secure all obligations under the New Secured Term Loan; and

(i)
if requested by the Applicants, the Note Trustees are authorized and directed to execute and deliver such documents reasonably requested by the Applicants to evidence the settlement, termination, extinguishment, cancellation and satisfaction and discharge described in section 2.1(h) above.

2.2	Treatment of Existing Shareholders.

At the Effective Time, and in accordance with the steps and sequence set forth in this Plan of Arrangement, if each of the Privatization Approval and the Privatization Orders is obtained and the DTC Removal is completed, the Existing Minority Common Shares shall be purchased for cancellation by Catalyst for the Cash Consideration. In the event that, as of the Effective Date, the Privatization Approval has been received but the Privatization Orders have not yet been issued and/or the DTC Removal has not been effectuated, the Cash Consideration shall be (i) deposited, in trust, with the Depositary and (ii) either (A) disbursed to the Existing Minority Shareholders as soon as practicable following receipt of the Privatization Orders and completion of the DTC Removal, in which case the Existing Minority Common Shares being repurchased under the Privatization Transaction shall then be cancelled, or
(B) if the Privatization Orders are not received and/or the DTC Removal is not completed by March 31, 2017, returned to Catalyst, in which case the Existing Minority Common Shares shall be returned to the applicable Existing Minority Shareholders. In the case of clause (A) above, no interest will accrue on the Cash Consideration payable in connection with the Privatization Transaction or be paid by Catalyst or the Depositary to Existing Minority Shareholders, regardless of any delay in disbursing the Cash Consideration.

ARTICLE 3
IMPLEMENTATION OF THE ARRANGEMENT

3.1	Corporate Actions.

The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan of Arrangement involving corporate action of the Applicants will occur and be effective as of the Effective Date, or in such other manner or time as may be expressly provided for in section 3.2, and will be authorized and approved under this Plan of Arrangement and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes, without any requirement of further action by shareholders, noteholders, directors or officers of the Applicants. All necessary approvals of and from the shareholders, noteholders, directors or officers of the Applicants, as applicable (including all necessary resolutions, whether ordinary, special or otherwise, of the shareholders, noteholders, directors or officers of the Applicants, as applicable) to take all actions hereunder or contemplated hereby shall be deemed to have been made, given, passed or obtained; and, other than the Support Agreement and any other support agreements entered into between Catalyst and certain Existing Minority Shareholders, no agreement between or among the Existing Shareholders, Noteholders and/or any Applicant, or any of them, or between an Existing Shareholder or Noteholder and another Person, that limits or purports to limit in any way the right to vote Existing Common Shares or Notes held by such Existing Shareholder(s) or Noteholder(s) with respect to any of the steps or transactions  contemplated by  this Plan of Arrangement,  shall be effective, and all such agreements, other than the Support Agreement and any other support agreements entered into between Catalyst and certain Existing Minority Shareholders, shall be deemed to be of no force or effect.

3.2	Articles of Arrangement and Effective Date.

As soon as practicable after the satisfaction or waiver of the conditions set forth in Article 5 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction of those conditions as of the Effective Date), unless another time or date is agreed in writing among Catalyst and the Initial Supporting Parties, the Articles of Arrangement shall be filed by the Applicants with the Director. The Certificate shall implement this Plan of Arrangement.

3.3	Steps of the Arrangement.

The following steps, events or transactions to be effected on implementation of this Plan of Arrangement shall occur, and be deemed to have occurred, in the following order in ten minute increments (or in such other manner, order or times as the Applicants and the Initial Supporting Parties may agree in writing), without any further act or formality required on the part of any Person, on the Effective Date beginning at the Effective Time:

(a)	Catalyst shall pay all Note Trustees Fees as described in Section 2.1;

(b)
as described in section 2.1, (i) the New Secured Term Loan Agreement will be executed and delivered and (ii) the Notes shall be exchanged by Catalyst in consideration for the Noteholders' Consideration;

(c)
the Notes, the Note Indenture, including the covenants thereof and all obligations and entitlements related thereto (other than obligations that expressly survive the termination of the Note Indenture pursuant to Section 12.02(e) thereof) shall be irrevocably and finally settled, terminated, extinguished, cancelled and satisfied and discharged, as applicable, the whole without the need for any further payment or otherwise;

(d)
each of the Existing Minority Common Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Catalyst (free and clear of all Liens) in consideration for the right to be paid the fair value of such Existing Minority Common Shares, in accordance with Article 4, and:

(i)
the Dissenting Shareholders shall cease to be the holders of such Existing Minority Common Shares and to have any rights as holders thereof, other than the right to be paid fair value for such Existing Minority Common Shares, as set out in section 4.1;

(ii)	Catalyst shall be deemed to have purchased for cancellation such Existing Minority Common Shares; and

(iii)
such Dissenting Shareholders' names shall be removed as the holders of such Existing Minority Common Shares from the registers of Common Shares maintained by or on behalf of Catalyst, and such Existing Minority Common Shares shall be cancelled;

(e)
if each of the Privatization Approval and the Privatization Orders is obtained and the DTC Removal has been completed, each of the Existing Minority Common Shares outstanding immediately prior to the Effective Time, other than Existing Minority Common Shares held by a Dissenting Shareholder who has validly exercised such holder's Dissent Right, shall, without any further act or formality, be deemed to be assigned and transferred by the holder thereof to Catalyst (free and clear of all Liens) in exchange for the Cash Consideration, and:

(i)
the Existing Minority Shareholders shall cease to be the holders of such Existing Minority Common Shares and to have any rights as holders thereof, other than the right to be paid the Cash Consideration in accordance with this Plan of Arrangement;

(ii)	Catalyst shall be deemed to have purchased for cancellation such Existing Minority Common Shares; and

(iii)
such Existing Minority Shareholders' names shall be removed as the holders of such Existing Minority Common Shares from the registers of Common Shares maintained by or on behalf of Catalyst, and such Existing Minority Common Shares shall be cancelled;

(f)
in the event that, as of the Effective Date, the Privatization Approval has been received but the Privatization Orders have not yet been issued and/or the DTC Removal has not been completed, the Cash Consideration shall be (i) deposited, in trust, with an agent authorized to disburse such funds to the applicable Existing Minority Shareholders and (ii) either (A) disbursed to the Existing Minority Shareholders as soon as practicable following receipt of the Privatization Orders and the completion of the DTC Removal, in which case the Existing Minority Common Shares being repurchased under the Privatization Transaction shall then be cancelled, or (B) if the Privatization Orders are not received and/or the DTC Removal is not completed by March 31, 2017, returned to Catalyst, in which case the Existing Minority Common Shares shall be returned to the applicable Existing Minority Shareholders; and

(g)
the stated capital of the Common Shares in the capital of Catalyst shall be reduced, without distribution, to C$100,000 and an amount equal to the amount of the reduction of the stated capital shall be transferred and credited to the contributed surplus account of Catalyst;

3.4	Other Steps and Formality.

The Applicants may, by way of supplement to this Plan of Arrangement and in accordance with section 6.1,
(i) modify the order of certain steps and transactions set out in section 3.3 or (ii) undertake such other steps or transactions necessary or desirable in connection with this Plan of Arrangement, in either case, in such manner and on such date and time as determined by the Applicants and the Initial Supporting Parties, acting reasonably.

All steps and transactions to be implemented pursuant to this Plan of Arrangement shall be effective without any requirement of further action, formality, consent or approval by or from any Person, including the shareholders, noteholders, directors, officers, managers or partners of any of the Applicants.

3.5	Securities Law Matters.

The Applicants intend that the issuance and distribution, pursuant to this Plan of Arrangement, of the Common Shares of Catalyst issued on conversion of, or in exchange for, the Notes pursuant to this Plan of Arrangement will be exempt from:

(a)	the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof; and

(b)
the prospectus requirements of Canadian securities legislation, to the extent applicable, pursuant to section 2.11 of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

3.6	Issuance of Common Shares.

All Common Shares issued and outstanding on the Effective Date as part of the implementation of this Plan of Arrangement shall be deemed issued and outstanding as fully-paid and non-assessable. The amount added to the stated capital of the Common Shares issued in accordance with this Plan of Arrangement shall be equal to the fair market value of the consideration received by Catalyst for the issuance of such Common Shares as determined by the directors of Catalyst.

3.7	Additions to Stated Capital.

The directors of Catalyst are hereby authorized pursuant to this Plan of Arrangement to add to the stated capital of the Common Shares from time to time following the Effective Time any amounts credited to the contributed surplus of Catalyst.

3.8	Withholding Rights.

The Applicants and/or any other Person making a payment contemplated herein shall be entitled to deduct and withhold from any consideration payable to any Person such amounts as it is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax Laws, in each case, as amended. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. To the extent that the amounts so required or permitted to be deducted or withheld from any payment to a Person exceed the cash portion of the consideration otherwise payable to that Person: (i) the payor is authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to enable it to comply with such deduction or withholding requirement or entitlement, and the payor shall notify the applicable Person thereof and remit to such Person any unapplied balance of the net proceeds of such sale; or (ii) if such sale is not reasonably possible, the payor shall not be required to make such excess payment until the Person has directly satisfied any such withholding obligation and provides evidence thereof to the payor.

3.9	Fractional Interests.

No fractional Common Share will be issued in connection with the Recapitalization. With respect to fractional Common Shares that would otherwise be issuable to a Noteholder on a Note Exchange Transaction, the entitlement of such Noteholder will be reduced to the next lowest whole number of Common Shares, as applicable.

3.10	Calculations.

All amounts of consideration to be received hereunder will be calculated to the nearest cent ($0.01). All calculations and determinations made by the Applicants for the purposes of the Arrangement, including, without limitation, the allocation of the Noteholders' Consideration, shall be conclusive, final and binding upon the Noteholders, the Note Trustees, and the Applicants.

3.11	Delivery and Allocation Procedures.

A Noteholder Information Form will be included in the Circular for use by registered Noteholders for the purpose of receiving expedited processing of the settlement of Notes in connection with the Recapitalization. Upon submission of a Noteholder Information Form to Epiq, Epiq will provide to such Noteholder such information forms and instructions as are required (a) by the Transfer Agent for the purpose of registering such Noteholder as a holder of the Common Shares included in the Noteholders' Consideration ("Transfer Agent Submissions") and (b) to be submitted to the New Secured Term Loan Agent, in order for such Noteholder to be registered as a lender in accordance with the terms of the New Secured Term Loan Agreement (the "Administrative Agent Submissions").

Provided that a registered Noteholder has (a) submitted its Noteholder Information Form to Epiq no later than January 6, 2017 and (b) submitted all Transfer Agent Submissions and Administrative Agent Submissions no later than January 13, 2017 (all Noteholders who satisfy the preceding conditions are referred to as "Expedited Track Noteholders", and all Noteholders who do not satisfy the preceding conditions are referred to as "Ordinary Track Noteholders"), then, as soon as practicable after the Effective Time, (x) the Transfer Agent will record a book-entry issuance of Common Shares to such registered Noteholder representing such Noteholder's Pro Rata Share of the Noteholders' Consideration and (y) such registered Noteholder will be registered as a lender under the New Secured Term Loan Agreement for such Noteholder's Pro Rata Share of the Noteholders' Consideration.

At or as soon as practicable after the Effective Time, (a) the Company will direct the Transfer Agent to issue in reserve the full amount of Common Shares issuable in the Recapitalization to the Ordinary Track Noteholders and
(b) ArrangeCo shall enter into the New Secured Term Loan Agreement as a registered lender, solely in its capacity as trustee and nominee on behalf and for the benefit of the Ordinary Track Noteholders for the aggregate principal amount of the New Secured Term Loan allocable to all such Ordinary Track Noteholders in the Recapitalization.

As soon as practicable after the Effective Time, Epiq will contact and request each registered Ordinary Track Noteholder to provide such information forms and instructions as are required (a) for the Transfer Agent Submissions,
(b) for the Administrative Agent Submissions and (c) to be submitted to ArrangeCo in order for ArrangeCo to enter into an assignment and assumption agreement with such Ordinary Track Noteholder to convey to such Ordinary Track Noteholder the registered interest to the applicable principal amount and any accrued interest with respect to such principal amount of the New Secured Term Loan (the "ArrangeCo Submissions"). Non-registered Noteholders are expected to contact such non-registered Noteholders' intermediary (bank, trust company, securities broker or other nominee) account if they have any questions regarding this process and to arrange for their intermediary to complete the necessary steps to ensure that they receive the forms and instructions as are required for (a) the Transfer Agent Submissions, (b) the Administrative Agent Submissions and (c) the ArrangeCo Submissions.

Upon or as promptly as practicable after receipt of all Transfer Agent Submissions by the Transfer Agent from an Ordinary Track Noteholder, the Transfer Agent will record a book-entry issuance of Common Shares to such registered Ordinary Track Noteholder reflecting such Ordinary Track Noteholder's Pro Rata Share of the Noteholders' Consideration. Upon or as promptly as practicable after receipt of all Administrative Agent Submissions by the Administrative Agent and all ArrangeCo Submissions by ArrangeCo, in each case from an Ordinary Track Noteholder, ArrangeCo will enter into an assignment and assumption agreement in a form to be attached as an exhibit of the New Secured Term Loan Agreement to convey to such Ordinary Track Noteholder its Pro Rata Share of the Noteholders' Consideration with respect to the New Secured Term Loan.

If any Ordinary Track Noteholder has not submitted all required Administrative Agent Submissions to the Administrative Agent and all ArrangeCo Submissions to ArrangeCo by the first anniversary of the Effective Date, then such Ordinary Track Noteholder will forfeit the right to participate in the New Secured Term Loan that such Ordinary Track Noteholder was otherwise entitled to receive in connection with the Recapitalization, will receive no additional or alternative consideration in connection with such forfeiture and will cease to have any claim or interest of any kind or nature against Catalyst, ArrangeCo, the Administrative Agent or any of the lenders of the New Secured Term Loan.

If any Noteholder has not submitted all required Transfer Agent Submissions by the first anniversary of the Effective Date, then such Noteholder will forfeit the right to receive the Common Shares that such Noteholder was entitled to receive in connection with the Recapitalization, will receive no additional or alternative consideration in connection with such forfeiture and will cease to have any claim or interest of any kind or nature against Catalyst or the Transfer Agent.

ARTICLE 4
RIGHTS OF DISSENT

4.1	Rights of Dissent.

Each registered Existing Minority Shareholder may exercise rights of dissent with respect to their Existing Minority Common Shares pursuant to and in the manner set forth in section 190 of the CBCA and this section 4.1 (the "Dissent Rights") in connection with the Privatization, as the same may be modified by the Interim Order or the Final Order; provided that, notwithstanding subsection 190(5), the written objection to the Privatization Resolution referred to in subsection 190(5) of the CBCA must be received by Catalyst before 5:00 p.m. on the Business Day preceding the date of the Shareholders' Meeting (as it may be adjourned or postponed from time to time).

Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred their Existing Minority Common Shares in respect of which Dissent Rights have been validly exercised to Catalyst (free and clear of all Liens) as provided in section 3.3(d), and if they:

(a)
ultimately are entitled to be paid the fair value of such Existing Minority Common Shares, shall be entitled to be paid the fair value of such Existing Minority Common Shares by Catalyst, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Existing Minority Common Shares; or

(b)
ultimately are not entitled, for any reason, to be paid the fair value of such Existing Minority Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any Existing Minority Shareholder who has not exercised Dissent Rights and shall be deemed to have transferred such Existing Minority Common Shares to Catalyst in exchange for the Cash Consideration.

4.2	Recognition of Dissenting Shareholders.

In no circumstances shall Catalyst or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Existing Minority Common Shares in respect of which such rights are sought to be exercised.

For greater certainty, in no case shall Catalyst or any other Person be required to recognize Dissenting Shareholders as holders of Existing Minority Common Shares in respect of which Dissent Rights have been validly exercised after the Effective Time, and the names of such Dissenting Shareholders shall be removed from the registers of Common Shares maintained by or on behalf of Catalyst. In addition to any other restrictions under section 190 of the CBCA, none of the Initial Supporting Parties or Noteholders shall be entitled to exercise Dissent Rights.

ARTICLE 5
CONDITIONS PRECEDENT TO PLAN IMPLEMENTATION

5.1	Conditions Precedent.

The implementation of this Plan of Arrangement shall be conditional upon the fulfillment, satisfaction or waiver of the following conditions precedent, in each case in accordance with the terms thereof:

(a)	the Noteholders' Resolution and the Shareholders' Resolution shall have been approved at the Meetings in accordance with the provisions of the Interim Order;

(b)	the Final Order shall have been obtained, and the Final Order shall be in full force and effect, final and executory notwithstanding appeal;

(c)	the Catalyst Companies shall have taken all necessary corporate actions and proceedings in connection with the Recapitalization and this Plan of Arrangement;

(d)
all conditions set out in the Support Agreement and the Arrangement Agreement shall have been satisfied or waived by the applicable parties pursuant to  the terms of the Support Agreement and Arrangement Agreement, as applicable, including, without limitation, prior to the occurrence of the steps set forth in section 3.3(e), the DTC Removal;

(e)	the Support Agreement shall not have been terminated in accordance with its terms;

(f)	the Arrangement Agreement shall not have been terminated in accordance with its terms;

(g)
there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no bona fide and pending application shall have been made to any Governmental Entity, and no action or investigation shall have been announced or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization that restrains or impedes in any material respect or prohibits (or if granted would reasonably be expected to restrain or impede in any material respect or prohibit), the Recapitalization or any material part thereof or requires a material variation from the form of the Recapitalization contemplated herein;

(h)
the ABL Credit Facility Amendments and the Existing Senior Secured Term Loan Amendments shall be completed, be implemented and become effective concurrently with the implementation of this Plan of Arrangement;

(i)	the Effective Date shall occur on or before the Outside Date;

(j)	no applicable Law shall have been passed and become effective, which makes the consummation of this Plan of Arrangement illegal or otherwise prohibited;

(k)
each of the U.S. Provisional Relief Order and the U.S. Recognition Order shall have been entered by the U.S. Bankruptcy Court and shall be in full force and effect, final and executory notwithstanding appeal;

(l)
all conditions set out in the New Secured Term Loan Agreement shall have been satisfied or waived by  the applicable  parties  pursuant  to the terms  of the New Secured Term  Loan Agreement, and the New Secured Term Loan Agreement shall have been entered into by Catalyst, the New Secured Term Loan Agent and, as applicable, the Expedited Track Noteholders and/or ArrangeCo;

(m)
all required governmental, regulatory and judicial consents, and any other required third party consents shall have been obtained, except for such third party consents which if not obtained would not individually or in the aggregate have a material adverse effect on the Catalyst Companies; and

(n)	Catalyst shall have paid all Note Trustees Fees in full in cash.

The implementation of the Plan of Arrangement is not conditional on the separate approval of the Privatization Resolution. The implementation of the Privatization is conditional upon the Noteholders' Resolution and the Shareholders' Resolution being approved at the Meetings and the Plan of Arrangement being implemented.

It being understood that each of the conditions set forth in this section 5.1 may be waived in whole or in part by Catalyst, or the other relevant parties to the documents and transactions referred to therein, without any notice to the Noteholders and the Existing Shareholders, provided that no condition may be waived without the prior written consent of the Initial Supporting Parties and, in the case of section 5.1(n), the Note Trustees.

ARTICLE 6
MISCELLANEOUS

6.1	Amendment.

Subject to the terms and conditions of the Support Agreement, any amendment, modification, supplement or restatement to this Plan of Arrangement may be:

(a)
proposed by Catalyst or the Initial Supporting Parties at any time prior to or at the Meetings (with or without any prior notice or communication (other than to the Advisors and as may otherwise be required under the Interim Order)), and if so proposed and acceptable to the Applicants and consented to in writing by the Initial Supporting Parties, each acting reasonably, and accepted at such Meetings, shall become part of this Plan of Arrangement for all purposes;

(b)
made after the Meetings but before the date of the hearing for the Final Order (i) at the discretion of Catalyst if it concerns a matter which, in the reasonable opinion of Catalyst, is not materially adverse to the financial or economic interests of the Noteholders and the Existing Shareholders and is acceptable to the Applicants and consented to in writing by the Initial Supporting Parties, each acting reasonably, or (ii) with the approval of the Court at the hearing for the Final Order and the written consent of the Initial Supporting Parties, each acting reasonably, in all other cases, including as to the steps and transactions to be implemented in connection with this Plan of Arrangement; and

(c)
made following the date of the hearing for the Final Order if it is acceptable to the Applicants and is consented to in writing by the Initial Supporting Parties, each acting reasonably, provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of the Applicants and the Initial Supporting Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Catalyst or any former Existing Shareholder or Noteholder; and

(d)	made at any time if it is acceptable to the Applicants and is consented to in writing by the Initial Supporting Parties, each acting reasonably, with the approval of the Court;

provided that no amendment, modification, supplement or restatement may affect section 2.1(e) or section 5.1(n) without the consent of the Note Trustees.

6.2	Consents, Waivers and Agreements.

At the Effective Time, each Noteholder, Existing Shareholder and any other Person affected by this Plan of Arrangement will be deemed to have consented and agreed to all of the provisions of this Plan of Arrangement in its entirety. Without limitation to the foregoing, each Noteholder and any other Person affected by this Plan of Arrangement (including, without limitation, the Note Trustees) will be deemed: (a) to have executed and delivered to the Catalyst Companies all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan of Arrangement in its entirety; (b) to have waived any non-compliance or default by the Catalyst Companies with or of any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Noteholder or other Person and Catalyst with respect to the Notes and the Note Indenture that has occurred or exists on or prior to the Effective Time; and (c) to have agreed that, if there is any conflict between the provisions of any such agreement and the provisions of this Plan of Arrangement, then the provisions of this Plan of Arrangement take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly. For greater certainty, the lenders under the ABL Credit Facility and the Existing Senior Secured Term Loan are not affected by this Plan of Arrangement.

6.3	Release of Companies Released Parties.

Upon the issuance of the Certificate on the Effective Date, the Company Released Parties and their respective property conclusively, absolutely, irrevocably and forever shall be released and discharged from any and all demands, claims, interests, obligations, losses, liabilities, actions, causes of action, controversies, counterclaims, cross claims, rights, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries or remedies on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any Person (including, without limitation, any Person who may claim contribution or indemnification against or from any Company Released Party) may be entitled to assert (whether individually or collectively), whether known or unknown, matured or unmatured, suspected or unsuspected, fixed or contingent, liquidated or unliquidated, disputed or undisputed, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based on or relating to, or in any manner arising from, in whole or in part, any act or omission, transaction, dealing, event or other occurrence existing or taking place on or prior to the Effective Date relating to, arising out of, or in connection with, the Noteholders, the Notes, the Note Indenture, the Support Agreement, the Arrangement, the Plan of Arrangement, the business and affairs of the Catalyst Parties with respect to or in connection with this Plan of Arrangement, the CBCA Proceedings, the Chapter 15 Cases and any other proceedings commenced with respect to or in connection with this Plan of Arrangement, the negotiation, formulation, or preparation of the Support Agreement, the Plan of Arrangement, the New Secured Term Loan, the New Secured Term Loan Security Documents, or related agreements, instruments, or other documents, or the purchase, sale, transfer, or rescission of the purchase, sale, or transfer of any debt, security, asset, right, or interest of any or all of the Catalyst Companies; provided that nothing in this paragraph will release or discharge any of the Company Released Parties from or in respect of any of their respective obligations under the Support Agreement, the Arrangement Agreement, this Plan of Arrangement, the New Secured Term Loan, the New Secured Term Loan Security Documents or under any Order and further provided that nothing herein will release or discharge a Company Released Party if the Company Released Party is adjudged by the express terms of a non-appealable judgment rendered on a final determination on the merits to have committed gross negligence, fraud or willful misconduct.

6.4	Release of Noteholders' Released Parties.

Upon the issuance of the Certificate on the Effective Date, each of the Noteholders' Released Parties and their respective property conclusively, absolutely, unconditionally, irrevocably and forever shall be released and discharged from any and all demands, claims, interests, obligations, losses, liabilities, actions, causes of action, controversies, counterclaims, cross claims, rights, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries or remedies on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any Person (including, without limitation, any Person who may claim contribution or indemnification against or from any Noteholder Released Party) may be entitled to assert (whether individually or collectively), whether known or unknown, matured or unmatured, suspected or unsuspected, fixed or contingent, liquidated or unliquidated, disputed or undisputed, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based on or relating to, or in any manner arising from, in whole or in part, any act or omission, transaction, dealing, event or other occurrence existing or taking place on or prior to the Effective Date relating to, arising out of, or in connection with, the Catalyst Companies, the Notes, the Note Indenture, the Support Agreement, the Arrangement, the Plan of Arrangement, the CBCA Proceedings, the Chapter 15 Cases and any other proceedings commenced with respect to or in connection with this Plan of Arrangement, the negotiation, formulation, or preparation of the Support Agreement, the Plan of Arrangement, the New Secured Term Loan, the New Secured Term Loan Security Documents, or related agreements, instruments, or other documents, or the purchase, sale, transfer, or rescission of the purchase, sale, or transfer of any debt, security, asset, right, or interest of any or all of the Catalyst Companies; provided that nothing in this paragraph will release or discharge any of the Noteholders' Released Parties from or in respect of any of their respective obligations under the Support Agreement, the Arrangement Agreement, this Plan of Arrangement, the New Secured Term Loan, the New Secured Term Loan Security Documents or under any Order and further provided that nothing herein will release or discharge a Noteholder Released Party if the Noteholder Released Party is adjudged by the express terms of a non-appealable judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

6.5	Binding Effect.

On and from the Effective Date, this Plan of Arrangement and the steps and transactions contemplated hereby shall be final and binding upon and shall continue, and be deemed to have been consented and agreed upon in its entirety, irrespective of the jurisdictions in which the Persons reside or in which the Entitlements arose, by (i) the Catalyst Companies, (ii) the beneficial and legal owners of the Notes and the Existing Common Shares, (iii) the holders of any Entitlements relating to the Notes and the Existing Common Shares, (iv) the Note Trustees and (v) any other Person affected by or named in this Plan of Arrangement (and their respective heirs, executors, administrators, legal representatives, successors and assigns) without any further act or formality required on the part of any Person and shall constitute (x) full, final and absolute settlement of all rights of the beneficial and legal owners of the Notes attaching thereto or arising therefrom and (y) an absolute release and discharge of and from all indebtedness, liabilities and obligations of the Catalyst Companies in respect of the Notes and the Note Indenture (including any guarantees granted in respect of, or pursuant to, the foregoing).

On and from the Effective Date, without limiting the foregoing, (i) the beneficial and legal owners of the Notes and the Existing Common Shares, (ii) the holders of any Entitlements relating to the Notes and the Existing Common Shares, (iii) the Note Trustees and (iv) any other Person affected by or named in this Plan of Arrangement will be deemed (x) to have executed and delivered to the Catalyst Companies all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan of Arrangement in its entirety, and (y) to have waived any non-compliance or default by the Catalyst Companies with or of any covenant, provision, warranty, representation, term, condition or obligation, express or implied, in any contract, instrument, credit document, lease, license, guarantee, agreement or other arrangement, written or oral, existing between such Person and the Catalyst Companies with respect to the Existing Common Shares, the Notes and/or the Note Indenture that has occurred prior to the Effective Date, and any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection therewith under any of the foregoing shall be deemed to have been rescinded and of no further force or effect.

6.6	Paramountcy.

On and from the Effective  Time, any conflict between this  Plan of Arrangement and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, support agreement, commitment letter, bylaws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Securityholders, on the one hand, and any of the Catalyst Companies, on the other hand, as at the Effective Date will be deemed to be governed by the terms, conditions and provisions of this Plan of Arrangement and the Final Order, which shall take precedence and priority.

6.7	Deeming Provisions.

In this Plan of Arrangement, the deeming provisions are absolute, conclusive, irrevocable and irrebutable.

6.8	Different Capacities.

If any Person holds more than one type, series or class of Notes or Existing Common Shares, as the case may be, such Person shall have all of the rights given to a holder of each particular type, series or class of Notes or Existing Common Shares so held. Other than as set forth in the Circular, nothing done by a Person acting in its capacity as a holder of a particular type, series or class of Notes or Existing Common Shares, as the case may be, affects such Person's rights as a holder of another type, series or class of Notes or Existing Common Shares.

6.9	Further Assurances.

Notwithstanding that the events, steps and transactions set out in this Plan of Arrangement shall occur and be deemed to occur in the order set out herein without any other additional act or formality, each of the Persons affected hereby shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by them in order to document, evidence or carry out any of the steps or transactions set out herein.

6.10	Severability.

If prior to the Effective Date, any provision of this Plan of Arrangement is held by the Court to be invalid, void or unenforceable, the Court, at the request of the Applicants and subject to the written consent of the Initial Supporting Parties, acting reasonably, may alter and/or interpret such provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of such provision, and such provision will then be applicable as altered or interpreted and the remainder of the provisions of this Plan of Arrangement will remain in full force and effect and will in no way be invalidated by such alteration or interpretation.

6.11	Initial Supporting Parties.

For the purposes of this Plan of Arrangement, the Applicants shall be entitled to rely on written confirmation from Milbank, Tweed, Hadley & McCloy LLP that the Initial Supporting Parties have agreed to, waived, consented to or approved a particular matter. Milbank, Tweed, Hadley & McCloy LLP shall be entitled to rely on a communication in any form acceptable to Milbank, Tweed, Hadley & McCloy LLP, in its sole discretion, from any Initial Supporting Parties for the purpose of determining whether such Initial Supporting Party has agreed to, waived, consented to or approved a particular matter, and the principal amount of Notes held by such Initial Supporting Party.

6.12	Notices.

Any notices or communication to be made or given hereunder shall be in writing and shall reference this Plan of Arrangement and may, subject as hereinafter provided, be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by facsimile addressed to the respective parties as follows:

(i)	if to the Catalyst Companies:

Catalyst Paper Corporation 2nd Floor
3600 Lysander Lane Richmond, British Columbia V7B 1C3

Attention: James Isaac

Facsimile: (604) 247-0512
Email: james.isaac@catalystpaper.com

with a copy to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd West Suite 4000
Montréal, Québec
H3B 3V2

Attention: Marc Barbeau and David Massé

Facsimile: (514) 397-3222
Email: mbarbeau@stikeman.com and dmasse@stikeman.com

and a copy to:

Sidley Austin LLP One South Dearborn
Chicago, Illinois 60603

Attention: Kevin F. Blatchford and Dennis M. Twomey

Facsimile: (312) 853-7036
Email: kblatchford@sidley.com and dtwomey@sidley.com

(ii)	if to a Noteholder:

to the address for such Noteholder as shown on the records of the Applicants or their agents, with a copy to:

Milbank, Tweed, Hadley & McCloy LLP 2029 Century Park East
33rd Floor
Los Angeles, California 90067-3019

Attention: Eric Reimer and Adam Moses
Facsimile: (213) 892-4477 and (213) 892-4765
Email: ereimer@milbank.com and amoses@milbank.com

and a copy to:

Fasken Martineau Dumoulin LLP Bay Adelaide Centre
333 Bay Street, Suite 2400
P.O. Box 20 Toronto, Ontario M5H 2T6

Attention: Daniel Batista

Facsimile: (416) 364 7813
Email: dbatista@fasken.com

or to such other address as any party may from time to time notify the others in accordance with this section 6.12. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada or the United States, all notices and communications during such interruption may only be given or made by personal delivery or by telecopier and any notice or other communication given or made by prepaid mail within the five Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. All such notices and communications shall be deemed to have been received, in the case of notice by telecopier or by delivery prior to 5:00 p.m. (local time) on a Business Day, when received or if received after 5:00 p.m. (local time) on a Business Day or at any time on a non-Business Day, on the next following Business Day and, in the case of notice mailed as aforesaid, on the fifth Business Day following the date on which such notice or other communication is mailed. The unintentional failure by Catalyst to give a notice contemplated hereunder to any particular Noteholder or Existing Shareholder shall not invalidate this Plan of Arrangement or any action taken by any Person pursuant to this Plan of Arrangement.

APPENDIX E
INTERIM ORDER AND NOTICE OF HEARING

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

DEC 09 2016

ENTERED

No. S1610016
Vancouver Registry

SUPREME COURT
OF BRITISH COLUMBIA
SEAL
VANCOUVER
REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

PETITIONERS

ORDER MADE AFTER APPLICATION

INTERIM ORDER

BEFORE
THE HONOURABLE MR JUSTICE MASUHARA

09/Dec/2016

ON THE APPLICATION of Catalyst Paper Corporation ("Catalyst") and Echelon Paper Corporation ("Echelon", together with Catalyst, the "Petitioners") for an Interim Order coming on for hearing at Vancouver, on December 9, 2016 and on hearing Guy Martel and Jonathan McLean, Counsel for the Petitioners, and those counsel listed in Schedule "B", and upon reading the Petitioners' Notice of Application dated December 7, 2016, Affidavits #1 and #2 of Gerrie Kotze sworn on October 31, 2016, Affidavit #3 of Gerrie Kotze sworn on November 15, 2016, Affidavit #4 of Gerrie Kotze sworn December 7,2016 and the Affidavit #1 of Jonathan Mclean sworn December 8, 2016; AND UPON being advised the Director appointed under Section 260 of the CBCA (the "Director") was advised of the Notice of Application and that the Director had previously determined that the Director takes no position and does not consider it necessary to appear in person or by counsel at the hearing of this Application;

THIS COURT ORDERS that:

FOR THE PURPOSES OF THIS ORDER:

1.	All references to:

(a)	"ABL Credit Agreement" used herein mean the amended and restated Credit Agreement entered into on May 9, 2016 between, inter alia, Catalyst and the Lenders;

(b)	"Agent" used herein mean the Canadian Imperial Bank of Commerce, as agent for the Lenders under Catalyst's ABL Credit Agreement or Term Loan Credit Agreement, as applicable;

(c)	"Catalyst Parties" used herein mean the Petitioners and the Impleaded parties;

(d)	"Lenders" used herein mean the Canadian Imperial Bank of Commerce, Wells Fargo Capital Finance Corporation Canada, Export Development Canada and Bank of Montreal, in their capacity as lenders under the ABL Credit Agreement and the Term Loan Credit Agreement;

(e)	"Impleaded Parties" used herein mean the parties listed in Schedule "A" hereof;

(f)	"Indenture'' used herein mean the base indenture dated September 13, 2012, as supplemented by the first supplemental indenture, dated as of September 13,2012, the third supplemental indenture, dated as of March 20, 2014, the fourth supplemental indenture dated as of January 7, 2015 and the fifth supplemental indenture thereto dated as of April 29,2016;

(g)	"Information Circular" used herein mean the Management Proxy Circular attached as Exhibit A to the Mclean Affidavit;

(h)	"Notes" used herein mean the "PIK Toggle Senior Secured Notes" issued pursuant to the Indenture and maturing October 30,2017;

(i)	"Noteholders" used herein mean the holders of Notes;

(j)	"Privatization Transaction" used herein means the purchase by Catalyst of all of the common shares held by the existing shareholders of Cata tyst, other than the Supporting Parties, at a price of C$0.50 per common share, subject to conditions including (i) separate approval of such transaction by the majority of the minority shareholders whose shares would be redeemed, (ii) receipt of the appropriate consents of the Lenders,(iii) receipt of discretionary exemptive relief orders from the Canadian securities regulatory authorities pursuant to which Catalyst shall cease to be a "reporting issuer' under applicable Canadian securities laws following the completion of such Privatization Transaction, and (iv) termination of the reporting requirements of Catalyst ·under the United States Securities Exchange Act of 1934;

(k)	"Recapitalization Plan" used herein mean the plan of arrangement attached as Appendix D to the Information Circular;

(I)	"Shareholders" used herein mean holders of existing common shares of Catalyst;

(m)	"Term Loan" used herein mean the term loan made available to, inter alia; Catalyst, under the Term Loan Credit Agreement;and

(n)	"Term Loan Credit Agreement" used herein mean the Credit Agreement entered into March 20, 2014,between, inter alia, Catalyst and the Lenders, as amended by a first amending agreement in respect thereof dated March 16, 2015 and a second amending agreement in respect thereof dated May 9, 2016

2.	All capitalized terms not otherwise defined in this Interim Order shall have the meaning attributed to them in the Information Circular.

SERVICE

3.	The time for service of the Notice of the Application for this Order is hereby abridged and deemed good and sufficient and this Application is properly returnable today.

THE MEETINGS

4.	Catalyst is permitted to call, hold and conduct separate meetings of the Noteholders and the Shareholders, each to be held at the head office of Catalyst, located at 3600 Lysander Lane, 2nd Floor, Richmond, British Columbia, as follows:

(a)
The meeting of the Noteholders (the "Noteholders' Meeting") shall be held at 2:30 p.m. (Vancouver time), or such later time as shall immediately follow the termination of the Shareholders' Meeting, on January 17,2017, in order for the Noteholders to consider and, if determined advisable, pass a resolution authorizing, adopting and approving with or without variation, the Recapitalization Plan and such other business as may properly be brought before the Noteholders' Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular (the "Noteholder Resolution");

(b)
The meeting of Shareholders (the "Shareholders' Meeting", together with the Noteholders' Meeting, the "Meetings' shall be held at 2:00 p.m. (Vancouver time) also on January 17,2017, in order for the Shareholders to consider and, if determined advisable, pass (i) a resolution authorizing, adopting and approving with or without variation, the Recapitalization Plan (the "Shareholder Recapitalization Resolution"), (ii) a separate resolution authorizing, adopting and approving, without or without variation, the Privatization Transaction component of the Recapitalization Plan (the implementation of the Recapitalization Plan will not be conditional on the separate approval of the Privatization Transaction but the implementation of the Privatization Transaction will be conditional upon the approval and implementation of the Recapitalization Plan (the "Shareholder Transaction Privatization Resolution"), and (iii) such other business as may properly be brought before the Shareholders' Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular (the "Shareholder Resolutions', together with the Noteholder Resolution, the "Recapitalization Resolutions").

5.
The Meetings shall be called, held and conducted in accordance with the CBCA, the Information Circular (including the Recapitalization Plan attached thereto), the rulings and directions of the Chair (as defined hereunder), as well as the articles and by-laws of Catalyst, in each case,subject to this Interim Order and further order of this Court

6.
The Information Circular is hereby deemed to represent sufficient and adequate disclosure to the Noteholders and the Shareholders of the Recapitalization Plan, including for the purpose of Section 192 of the CBCA, and Catalyst shall not be required to send to the Noteholders or the Shareholders any further additional disclosure, whether pursuant to Section 192 of the CBCA or otherwise.

7.
The Chairman of the Board of Directors of Catalyst or a designate of such person shall preside as the chair of the Meetings (the "Chair'') and, subject to this Interim Order and any further order of the Court, shall decide all matters relating to the conduct of the Meetings.

8.
The record date (the "Voting Record Date") for the determination of the Noteholders and the Shareholders entitled to notice of, and to vote at, the Meetings shall be 5 p.m. (Vancouver time) on December 9,2016.

9.	The only persons entitled to attend and speak at the Noteholders' Meeting shall be:

(a)	The registered and beneficial Noteholders as of the Voting Record Date, or their authorized proxyholders,and their respective advisors;

(b) The advisors to the Supporting Parties;

(c)	The officers, directors, auditors and advisors of the Catalyst Parties;

(d)	The Director; and

(e)	Any other person who may receive the permission of the Chair of the Noteholders' Meeting.

10.	The only persons entitled to attend and speak at the Shareholders' Meeting shall be:

(a)	The registered and beneficial Shareholders as of the Voting Record Date, or their authorized proxyholders, and their respective advisors;

(b) The advisors to the Supporting Parties;

(c) The officers, directors, auditors and advisors of the Catalyst Parties;

(d) The Director; and

(e)	Any other person who may receive the permission of the Chair of the Shareholders' Meeting.

11.	Catalyst may transact such other business at the Meetings as is contemplated in the Information Circular, or as may otherwise be properly brought before the Meetings.

QUORUM

12.
A quorum at (a) the Noteholders' Meeting shall be satisfied if two (2) or more persons of the principal amount of the applicable Notes and entitled to vote at such Noteholders' Meeting are present, in person or represented by proxy, at the outset of such Noteholders' Meeting; and at (b) the Shareholders' Meeting shall be satisfied if two or more persons entitled to vote at the Shareholders' Meeting, holding not less than 10% of outstanding Common Shares as at the Voting Record Date, are present, in person or represented by proxy, at the outset of the Shareholders' Meeting.

13.
If within thirty (30) minutes from the time appointed for any of the Noteholders' Meeting or the Shareholders' Meeting, as applicable, a quorum is not present, such Noteholders' Meeting or Shareholders' Meeting shall stand adjourned to a date as may be determined by the Chair of such Meetings. Under such circumstances, no Notice of an adjourned Noteholders' Meeting and/or Shareholders' Meeting, as applicable, shall be required and, if at such adjourned Noteholders' Meeting and/or Shareholders' Meeting, as applicable, a quorum is not present, the Noteholders and/or Shareholders present and entitled to vote at such adjourned Noteholders' Meeting and/or Shareholders' Meeting, either in person or represented by duly-appointed proxy, shall constitute a quorum for all purposes.

AMENDMENTSTO THE RECAPITALIZATION PLAN
14.
Subject to the terms hereof as well as those set forth in the Recapitalization Plan and support agreements entered into with the Supporting Parties (the Support Agreements"), and, except as provided therein, without any additional notice to the Noteholders, the Shareholders or to others entitled to notice hereunder, any amendment, modification, supplement or restatement to the Recapitalization Plan may be:

(a)
except as provided below, proposed by Catalyst in writing at any time prior to or at either of the Meetings (with the prior written consent of the Supporting Parties, each acting reasonably), and if so proposed and accepted at such Meetings pursuant to the Recapitalization Resolutions, shall be filed with the Court and become part of the Recapitalization Plan for all purposes. Any such amendment, modification, supplement or restatement to the Recapitalization Plan shall be communicated to the Noteholders and the Shareholders as follows: (i) if made prior to the Meetings, to the service list and through an electronic portal or Catalyst's website; or (ii) if made at the Meetings, by announcement at the Meetings;

(b)	except as provided below, made in writing following the Meetings in circumstances where either of the Recapitalization Resolutions have been passed:

(i)	if it is acceptable to Catalyst and the Supporting Parties, each acting reasonably;

(ii)	filed with the Court prior to the hearing for the Final Order and approved by the Court at hearing; and

(iii)	communicated to the Noteholders and the Shareholders if and as required by the Court and in the manner directed by the Court;

(c)
made by Catalyst at any time and from time to time (with the prior written consent of the Supporting Parties,each acting reasonably), provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of Catalyst, is solely of an administrative nature requited to better give effect to the implementation of the Recapitalization Plan and the Final Order, or to cure any errors, omissions or ambiguities and is not adverse to the financial or economic interests of the Catalyst Parties, the Noteholders and the Shareholders; or

(d)	made at any time if it is acceptable to Catalyst and the Supporting Parties, each acting reasonably, with the approval of the Court.

AMENDMENTS TO THE MEETINGS MATERIALS

15.
Subject to the terms of the Support Agreements, Catalyst is authorized to make such amendments, revisions or supplements to the Meetings Materials and related documents as they may determine, and Catalyst may disclose such amendments, revisions or supplements, including material changes, by the method and in time most reasonably practicable in the circumstances as determined by Catalyst, provided that in addition to any other disclosure made by Catalyst, Catalyst shall communicate such amendments, revisions or supplements to the Noteholders and the Shareholders to the service list and through an electronic portal or Catalyst's website. Without limiting the generality of the foregoing, and subject to the terms of the Support Agreements, if any material change arises between the date of this Interim Order and the date of the Meetings, which change, if known prior to mailing of the Information Circular, would  have been disclosed in the Information Circular, then:

(a)
Catalyst shall advise the Noteholders and the Shareholders of the material change by disseminating a news release through a widely-circulated news service in North America and by providing notice through, if Catalyst considers it appropriate, an electronic portal or Catalyst's website and such other methods customarily used by Catalyst (collectively,a "News Release"); and

(b)	Provided that the News Release describes the applicable material change in reasonable detail and notice is provided through an electronic portal or Catalyst's website,Catalyst shall not be required to deliver an amendment to the Information Circular to the Noteholders and the Shareholders or otherwise give notice to the Noteholders and the Shareholders or the material change other than dissemination and filing of the News Release as aforesaid.

ADJOURMENTS AND POSTPONEMENTS

16.
In addition to their right to adjourn any of the Meetings in accordance with paragraph 13 hereof, Catalyst or the Chair, if they deem it advisable, after consultation with the Supporting Parties, are authorized to adjourn or postpone any of the Meetings (whether or not a quorum is present, if applicable) and for such period or periods of time as Catalyst or the Chair deem advisable, without the necessity of first convening such Meetings or first obtaining any vote of the Noteholders or the Shareholders, as applicable, respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Catalyst or the Chair may deem is appropriate in the circumstances. This provision shall not limit the authority of the respective Chair of each of the Meetings in respect of the adjournments and postponements.

17.
Any adjournment or postponement of one or more of the Meetings in accordance with this Order shall not have the effect of modifying the Voting Record Date for persons entitled to receive notice of or vote at such Meetings. At any subsequent reconvening of one or more adjourned or postponed Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convened Meeting, except for proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of one or more adjourned or postponed Meeting.

NOTICE OF MEETTNGS

18.
The Meetings Materials, together with any other communications or documents determined by Catalyst to be necessary or advisable, shall be sent to the Noteholders who hold Notes and to the Shareholders who hold Common Shares as of the Voting Record Date, to the respective counsel to the Supporting Parties, to the directors and officers of the Catalyst Parties and to the Director, by one or more of the following methods:

(a)
In the case of registered Noteholders and registered Shareholders as of the Voting Record Date, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Catalyst as of the Voting Record Date, not later than twenty-one (21) days prior to the date of the Meetings;

(b)	In the case of non-registered Noteholders and Shareholders, to the extent practicable, generally in accordance with the provisions of National Instrument 54- 101 - Communications With Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;

(c)
In the case of directors and officers of the Catalyst Parties, and respective counsel to the Supporting Parties, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors, officers or counsel, as applicable, not later than twenty-one (21) days prior to the date of the Meetings;

(d)
In the case of the Director, by facsimile or other electronic means, by courier or by delivery in person, addressed to the Director, as applicable, not less than twenty-one (21) days prior to the date of the Meetings.

19.
Delivery of the Meetings Materials in the manner directed by this Interim Order shall be deemed to be good and sufficient service upon and notice to (including for the purpose of Section 192 of the CBCA) the Noteholders, the Shareholders, the directors and officers of the Catalyst Parties and the Director of:

(a)	the Petition and related Notice(s) of Application;

(b)	this Interim Order; and

(c)	the Notices of Meetings;

and no other form of service need to be made and no other material need be served on such persons in respect of these proceedings, such service of other material being hereby dispensed with.

20. The accidental omission or failure to give notice of the Meetings or the Recapitalization Plan for reasons beyond the reasonable control of Catalyst, or the non-receipt of the notice by any one or more Interested Party (as defined below) shall not constitute a breach of this Interim Order or invalidate any resolution passed in respect of the Recapitalization Plan or the Privatization Transaction or any proceedings taken at the Meetings. If any such failure or omission shall come to the attention of Catalyst, it shall use commercially reasonable efforts to rectify it by the method and in the time most reasonably practical in the circumstances.

21. In the event of a postal strike, lockout or events that prevents, delays or otherwise interrupts mailing or delivery of the Meetings Materials as provided herein, the issuance of a press release containing the details of the date, time and place of the Meetings, steps that may be taken by the Noteholders and the Shareholders, as applicable, to deliver or transmit proxies by delivery, internet voting or telephone and that the Information Circular will be provided by electronic mail or by courier upon request, will be deemed good and sufficient service of the Meetings Materials upon the Noteholders and the Shareholders and shall be deemed to satisfy the requirements of Section 135 of the CBCA.

SOLICITATION OF PROXIES

22. Catalyst is authorized to use the forms of proxy substantially in the form of the drafts enclosed with the Information Circular. Catalyst is authorized, at its expense,  to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as they it may retain for that purpose, and by mail or such other forms of personal and electronic communication as it may determine.

23.
To be valid, a proxy must be deposited with the scrutineer(s) for the Meetings, appointed by the Chair, in the manner described in the Information Circular no later than 5 p.m. (Vancouver time) on January 13, 2017 (or, with the consent of the Chair, at any time prior to the commencement of the applicable Meeting), or no less than forty-eight (48) hours (excluding weekends and holidays) prior to the date set for any adjournment of the Meetings (or, with the consent of the Chair, at any time prior to the commencement of the applicable adjourned Meeting). Notwithstanding the foregoing, the Chair shall have the discretion to accept proxies received after such deadline.

24.	Subject to the terms of the Support Agreements, the Noteholders and the Shareholders shall be entitled to revoke a proxy at any time prior to the exercise thereof at the Meetings by:

(a)
Depositing with the scrutineer(s) (in the same manner as it may deposit a proxy) an instrument in writing executed by such party or by an attorney authorized in writing, or, if the party is a corporation, by a duly authorized officer or attorney thereof, at any time prior to tile exercise thereof at the Meetings, or with the scrutineer(s) or Chair on the day of the Meetings; or

(b)	Depositing with the scrutineer(s) a further proxy which is dated subsequent to the date of the original proxy; or

(c)	In any manner permitted by law.

VOTING

25.	Only the Noteholders holding Notes as at the close of business on the Voting Record Date will be entitled to receive notice of and to vote at the applicable Noteholders' Meetings.

26.	Only the Shareholders holding Common Shares as at the close of business on the Voting Record Date will be entitled to receive notice of and to vote at the Shareholders' Meeting.

27.
Each Noteholder entitled to vote at the Noteholders' Meeting shall be entitled to one vote on the Noteholder Resolution on the basis of one vote per USDl.00 principal amount in Notes held, as at the Voting Record Date.

28.
Each Shareholder entitled to vote at the Shareholders' Meeting shall be entitled to one vote on the Shareholder Resolutions on the basis of one vote per share, as applicable, as at the Voting Record Date.

29.
Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Noteholder Resolution or the Shareholder Resolutions, as applicable.

30.
The Noteholder Resolution shall have been passed if it receives the affirmative vote of the Noteholders representing at least two-thirds (66 2/3,%) of the votes cast in respect of the Noteholder Resolution at the Noteholders Recapitalization Plan Meeting in person or by proxy by the Noteholders.

31.
The Shareholder Recapitalization Resolution shall have been passed if it receives: (i) the affirmative vote of the Shareholders representing at least two-thirds (66 2/3%) of the votes cast inrespect of the Shareholder Recapitalization Resolution at the Shareholders' Meeting in person or by proxy by the Shareholders, (ii) the affirmative vote of disinterested Shareholders to the extent required under the rule of the Toronto Stock Exchange, and (iii) the affirmative vote of of the Shareholders representing a simple majority (over 50%) of the votes cast in respect of the Shareholder Recapitalization Resolution at the Shareholders' Meeting in person or by proxy by the Shareholders, voting together as a single class, after having excluded the votes cast by those person whose votes are required to be excluded in accordance with Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions.

32.	The Shareholder Privatization Transaction Resolution shall have been passed if it receives:

(i) the affirmative vote of the Shareholders representing at least two-thirds (66 2/3%,) of the votes cast in respect of the Shareholder Privatization Transaction Resolution at the Shareholders' Meeting in person or by proxy by the Shareholders, and (ii) the affirmative vote of the Shareholders representing a simple majority (over 50%) of the votes cast in respect of the Shareholder Privatization Transaction Resolution at the Shareholders' Meeting in person or by proxy by the Shareholders,voting together as a single class, after having excluded the votes cast by those person whose votes are required to be excluded in accordance with Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions.

33.	The approval of the Noteholder Resolution and the Shareholder Recapitalization Resolutions inaccordance with the above shall be sufficient to authorize the Petitioners to do all such acts and things as are necessary and desirable to give effect to the Recapitalization Plan (other than the Privatization Transaction component thereof) on a basis consistent with what is described in the Information Circular, subject to the terms of the Support Agreement, as applicable, and final approval of the Recapitalization Plan by this Court.

34.	The approval of the Shareholder Privatization Transaction Resolution in accordance with the above shall be sufficient to authorize the Petitioners to do all such acts and things as are necessary and desirable to give effect to the Privatization Transaction component of the Recapitalization Plan, on a basis consistent with what is described in the Information Circular, subject to the terms of the Support Agreement, as applicable, and final approval of the Recapitalization Plan by this Court.

35.
The implementation of the Recapitalization Plan will not be conditional on the separate approval by the shareholders of the Privatization Transaction but the implementation of the Privatization Transaction will be conditional upon the requisite approvals by the Shareholders and the Noteholders of the Recapitalization Plan.

DISSENT RIGHTS

36.
The registered and beneficial Shareholders as of the Voting Record Date are accorded the right to dissent under section 190 of the CBCA with respect to the Privatization Transaction, which right must be exercised in the manner set out in the Information Circular.

ECHELON

37.
Echelon Paper Corporation is hereby permitted to pass a unanimous shareholder resolution to approve the Recapitalization Plan in lieu of calling, holding and conducting a special meeting of its shareholder for the purposes thereof.

TIME PERIODS

38.
Subject to the terms of the Support Agreement, Catalyst may, with the consent of the Supporting Parties, waive or extend the time limits set out herein or in the Information Circular for the deposit or revocation of proxies, as applicable, if Catalyst deems it advisable to do so.

FINAL APPLICATION

39.
Subject to further order of this Court, and provided that the Noteholders and the Shareholders have approved the Recapitalization Plan in the manner directed by this Court, the Petitioners may apply to this Court for a final order approving the aforementioned arrangement (the "Final Order" on January 18, 2017 at 9:00 a.m. (Vancouver time) (the "Final Order Hearing Date") or as soon thereafter as counsel may be heard.

40.
The distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with this Order shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Intention to Appear is served in accordance with paragraph 41of this Interim Order.

41.
Any Noteholder and Shareholder that is not party to a support agreement or any other interested party (each an "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Petitioners on or before 5:00 p.m. (Vancouver time) five days before the date set for the Final Order Hearing Date, or such other date as the Court may order, a Notice of lntention to Appear including the Interested Party's address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a detailed summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the Petitioners shall be effected by service upon the solicitors for the Petitioners, such service to be effected by delivery to the addressbelow:

STIKEMAN ELLIOTT LLP
Suite 1700, Park Place
666 Burrard Street Vancouver, BC V6C 2X8
Attention: David Brown/Guy Martel
Fax number address for service: (604) 681-1825/(514) 397-3493
Email address for service: drbrown@stikeman.com / gmartel@stikeman.com

With a copy to solicitors for the Supporting Parties at:
MlLBANK, TWEED, HADLEY & MCCLOY
2029 Century Park East, 33rd Floor Los Angeles, CA 90067-3019, USA
Attention: Adam Moses/ Eric Reimer
Fax number address for service: +1(213) 892-4765/ +1(213) 892-4777
Email address for service: amoses@milbank.com / ereimer@rnilbank.com

42.	In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a

Notice of Intention to Appear in accordance with paragraph 41 of this Interim Order, shall be given notice of the adjourned date.

STAY OF PROCEEDINGS

43.
The stay of proceedings, as ordered by this Court in paragraphs 5 to 7 of the Preliminary Interim Order entered on October 31, 2016, and as extended by this Court pursuant to Order Amending the Preliminary Interim Order entered into on November 17, 2016, is hereby extended until January 31, 2017.

OTHER MATTERS

44.
The Petitioners, the Agent and the Lenders, and any other Persons affected by paragraph 43 herein, are entitled to seek leave to vary this Order upon the giving of five (5) days' notice or such notice as this Court may direct.

45.
This Order shall have full force and effect in all other Provinces and Territories of Canada and shall be enforced in the courts of each Provinces and Territories of Canada in the same manner in all respects as if this Order had been made by the Court enforcing it.

46.
This Court hereby requests the aid and recognition of any court, tribunal, regulatory or administrative body having jurisdiction in Canada and any judicial, regulatory or administrative tribunal or body or other court constituted pursuant to the Parliament of Canada, the legislature of any province and any court or any judicial, regulatory or administrative body of the United States, any state thereof or any other country in the aid of and to assist this Court in carrying out the terms of this Order. All courts, tribunals, regulatory and administrative bodies are hereby respectfully requested to make such orders and to provide such assistance to the Catalyst Parties as may be necessary or desirable to give effect to this Order, to grant representative status to any of the Catalyst Parties in any foreign proceedings, or to assist the Catalyst Parties and their respective agents in carrying out the terms of this Order.

47.
Catalyst is authorized to act as the representative or foreign representative (the "Foreign Representative") of any of the Catalyst Parties in connection with these proceedings and with carrying out the terms of this Order, for, among other things, the purpose of having these proceedings recognized in any other jurisdiction whether in or outside of Canada (the "Recognition Proceedings"), as necessary, the Foreign Representative is hereby authorized to apply for foreign recognition of these proceedings, as necessary, in any jurisdiction outside of Canada.

48.	This Interim Order and all of its provisions are effective as of 12:01a.m. (Vancouver time) on the date of this Interim Order.

49.	Endorsement of this Order by counsel appearing on this application is hereby dispensed with.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE lNDICATED ABOVE AS BEING BY CONSENT:

SCHEDULE A
IMPLEADED PARTIES

Catalyst Pulp and Paper Sales Inc.

Catalyst Pulp Operations Limited

Catalyst Pulp Sales Inc.

Pacifica Poplars Ltd.

Catalyst Paper Holdings Inc.

Catalyst Paper (USA) Inc.

Pacifica Poplars Inc.

Pacifica Papers Sales Inc.

Pacifica Papers U.S. Inc.

Catalyst Paper (Snowflake) Inc.

Catalyst Paper Recycling Inc.

Catalyst Paper Operations Inc.

Catalyst Paper General Partnership

SCHEDULE "B"

COUNSEL	PERSONALLY APPEARING FOR:
Guy Martel / Jonathan McLean	Applicants
Kibben Jackson	Counsel for the Supporting Securityholders
Natasha MacParland (by telephone)	Counsel for CIBC

NOTICE OF HEARING OF PETITION

No. S1610016
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS
AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
CATALYST PAPER CORPORATION & ECHELON PAPER CORPORATION

PETITIONERS

NOTICE OF HEARING OF PETITION

TO:     The Director, Canada Business Corporations Act

AND TO: THE SHAREHOLDERS AND NOTEHOLDERS OF CATALYST PAPER CORPORATION

NOTICE IS HEREBY GIVEN that a Petition has been filed by Catalyst Paper Corporation ("Catalyst") and Echelon Paper Corporation ("Echelon", together with Catalyst, the "Petitioners") in the Supreme Court of British Columbia for approval of a plan of arrangement (the "Arrangement"), pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended (the "CBCA"), involving the Petitioners. The Arrangement is described in greater details in the Management Information Circular of the Petitioners dated December 14, 2016;

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, rendered December 9, 2016, the Court has given directions as to the calling of special meetings of the holders of common shares of Catalyst (the "Shareholders") and of the holders of "PIK Toggle Senior Secured Notes" maturing October 30, 2017 (the "Noteholders"), each to take place for the purpose of considering, voting upon and approving the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a final order (the "Final Order") approving the Arrangement shall be made before the Honourable Mr. Justice Masuhara at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on the 18th day of January, 2017, at 9:00 a.m. (Vancouver time), or so soon thereafter as counsel may be heard (the "Final Application"). At the hearing on the Final Application, the Petitioners intend to seek a Final Order which includes, among other reliefs:

(a)
a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the Shareholders and to the Noteholders, and other affected persons, both from a substantive and procedural perspective;

(b)
a declaration that the Arrangement will, upon the filing of the articles of arrangement under the CBCA and the issuance of the certificate of arrangement under the CBCA, become effective under the CBCA and all other affected persons on and after the Effective Date;

(c)	an approval of the Arrangement pursuant to section 192 of the CBCA;

(d)
a request for the aid and recognition of any court, tribunal, or any judicial, regulatory or administrative body having jurisdiction in Canada or the United States or other country to give effect to the Final Order to act in aid of and to assist the Court in carrying out the terms of the Final Order and for such courts, tribunals, regulatory and administrative bodies to provide such assistance as necessary to give effect to the Final Order;

(e)	such further and other orders, declarations and directions as the Court may deem just.

IF YOU WISH TO BE HEARD, any Shareholders or Noteholders affected by the Final Order sought and that is not party to a support agreement or any other interested party (each an "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Petitioners on or before 5:00 p.m. (Vancouver time) five (5) days before the date set for the hearing on the Final Application, or such other date as the Court may order, a Notice of Intention to Appear including the Interested Party's address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the Final Application or make submissions at the application, together with a detailed summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the Petitioners shall be effected by service upon the solicitors for the Petitioners, such service to be effected by delivery to the address below:

STIKEMAN ELLIOTT LLP
Suite 1700, Park Place 666 Burrard Street Vancouver, BC V6C 2X8
Attention: David Brown/Guy Martel
Fax number address for service: (604) 681-1825/(514) 397-3493
Email address for service: drbrown@stikeman.com /gmartel@stikeman.com

With a copy to:

MILBANK, TWEED, HADLEY & MCCLOY
2029 Century Park East, 33rd Floor Los Angeles, CA 90067-3019, USA
Attention: Adam Moses/Eric Reimer
Fax number address for service: +1 (213) 892-4765/ +1 (213) 892-4777 Email address for service: amoses@milbank.com / ereimer@milbank.com.

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL
APPLICATION, you must file and deliver the form of Notice of Intention to Appear as aforesaid. You may obtain a form of Notice of Intention to Appear at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1. In the event that the Final Application is adjourned, only those Interested Parties serving a Notice of Intention to Appear in accordance with the above, shall be given notice of the adjourned date.

AT THE HEARING ON THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A NOTICE OF INTENTION TO APPEAR and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Shareholders and Noteholders.

A copy of the said Petition and other documents in the proceedings will be furnished to any Noteholder, Shareholder or other Interested Party upon request in writing addressed to the solicitors of the Petitioners at its address for delivery set out above.

DATED at Vancouver, British Columbia, this 14th day of December, 2016.

(signed) "Stikeman Elliott LLP"

STIKEMAN ELLIOTT LLP
Solicitors for the Petitioners

APPENDIX F
PwC REPORT

Catalyst Paper
Corporation

Formal Valuation and Fairness Opinions in Respect of the Proposed Recapitalization of Catalyst Paper Corporation
Strictly Private and Confidential December 13, 2016

Table of Contents

Mandate Overview	3
Engagement, Credentials and Independence of PwC	5
Limitations and General Assumptions	6
Scope of Our Work	9
Prior Valuations	11
Summary of Industry and Economic Conditions	11
Business Overview	13
Valuation Approach	18
Selected Valuation Approach and Methodology	19
Valuation Analysis	20
Market Approach	25
Valuation Conclusion	29
FMV of the Shares after the Recapitalization	29
Fairness Opinions	30
Appendix 1 - Guideline Company and Precedent Transaction Descriptions	34

December 13, 2016

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
V7B 1C3

Attention:      Mr. Les Lederer, Chairman
      Independent Committee of the Board of Directors

Formal Valuation and Fairness Opinions in Respect of the Proposed Recapitalization of Catalyst Paper Corporation

Mandate Overview
Assignment
PricewaterhouseCoopers LLP ("PricewaterhouseCoopers" or "PwC"), understands that the Independent Committee (the "IC") of the Board of Directors (the "Board") of Catalyst Paper Corporation ("Catalyst" or the "Company") has been constituted in connection with a proposed recapitalization of Catalyst (the "Recapitalization") as set out in the executed alternative recapitalization support agreement (the "Recapitalization Agreement") between Catalyst, Cyrus Capital Partners, L.P., ("Cyrus") Mudrick Capital Management, L.P. ("Mudrick") and Oaktree Capital Management, L.P., ("Oaktree") dated October 30, 2016, as amended on November 28 2016 and to be further amended pursuant to a draft amendment circulated on December 11, 2016. Mudrick, Oaktree and Cyrus (collectively the "Majority Noteholders" and/or "Majority Shareholders") hold approximately 87% of the PIK Toggle Senior Secured Notes (the "Notes") outstanding and approximately 70% of the issued and outstanding shares of Catalyst.
The Recapitalization contemplates, amongst other things, a refinancing of the Notes due October 2017 with an aggregate principal amount outstanding of US$260.5 million under a statutory plan of arrangement (the "Plan of Arrangement") pursued through proceedings under the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended and corresponding proceedings under chapter 15 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 ("Chapter 15") in the United States Bankruptcy Court for the District of Delaware.
Under the Recapitalization, the Notes (including any accrued interest up to and including November 1, 2016) shall be exchanged for:
a)	A new refinanced loan in the principal amount of US$135 million plus accrued interest on and after November 1, 2016 to the effective date of the Plan of Arrangement (the "Refinanced Loan"); and
b)	Newly issued shares of Catalyst representing 95% of the aggregate amount of all of Catalyst's issued and outstanding shares after such issuance.
The Refinanced Loan will be for a five-year term and interest will be paid as follows:
a)	During year one, 12% paid-in-kind, paid quarterly in arrears;

b)
During year two, at the election of the borrower, either 12% cash pay, 6% cash pay plus 6% paid-in- kind or, if approved by lenders holding at least 75% of the principal amount of the Refinanced Loan, 12% paid-in-kind, in each case, paid quarterly in arrears; and

c)	Thereafter, at the election of the borrower, either 12% cash pay, or 6% cash pay plus 6% paid-in- kind, in each case, paid quarterly in arrears.
The Recapitalization will result in the dilution of the existing shareholders' interest in Catalyst to 5%.
The Recapitalization also contemplates the repurchase for cancellation by Catalyst of all of the common shares held by the existing shareholders of Catalyst, other than the Majority Shareholders, at a price of
$0.50 per common share (the "Privatization Transaction"), subject to conditions including (i) separate approval of the Privatization Transaction by the Minority Shareholders, (ii) receipt of the appropriate consents of the lenders to Catalyst, and (iii) receipt of relevant discretionary exemptive relief order from the Canadian securities regulatory authorities pursuant to which Catalyst shall cease to be a "reporting issuer" under applicable Canadian securities laws following the completion of such Privatization Transaction.
Catalyst, at the direction of the IC, engaged PwC as professional advisors experienced in business and securities valuations to provide a formal valuation (the "Formal Valuation") to be delivered and presented to the IC, pursuant to and in accordance with Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions ("MI 61-101"), with respect to the current fair market value ("FMV") of all of the issued and outstanding shares of Catalyst (the "Shares") as at October 31, 2016 (the "Valuation Date").
In addition, Catalyst, at the direction of the IC, engaged PwC to provide:
•	An opinion as to whether the Recapitalization is fair, from a financial point of view, to the Company (the "Company Fairness Opinion");
•
An opinion as to whether the Recapitalization is fair, from a financial point of view, to the minority shareholders (the "Minority Shareholders") of Catalyst (the "Minority Shareholders Fairness Opinion");

•
An opinion as to whether the Privatization Transaction is fair, from a financial point of view, to the Minority Shareholders of Catalyst (the "Minority Shareholders Privatization Fairness Opinion");and

•
An opinion as to whether the Recapitalization is fair, from a financial point of view, to all of the holders of the Notes (the "Noteholders") (the "Noteholders Fairness Opinion") (collectively the "Fairness Opinions").

PwC understands that our Formal Valuation and Fairness Opinions, as set out herein, and references thereto or summaries thereof will be included in an information circular related to the Recapitalization (the "Information Circular").
All amounts are expressed in Canadian dollars ("$") or United States dollars ("US$"), unless otherwise stated.

Definition of Fair Market Value
For the purposes of the Formal Valuation, PwC has used the concept of FMV, which is defined by MI 61- 101 as "the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act."

Price reflects the final negotiated terms with respect to the purchase and sale of an asset or share. Price may differ from FMV arrived at in a notional context as a result of a variety of factors, including type of consideration paid (i.e. cash versus shares), timing of receipt of the consideration (i.e. current versus deferred), different knowledge or information levels and unequal bargaining positions of the vendor and purchaser.
The actual market price achieved may be higher or lower than concluded in our Formal Valuation, depending upon the circumstances of the transaction (for example, a competitive bidding environment) or the nature of the business (for example, a purchaser's perception of potential synergies). The knowledge, negotiating ability and motivation of the buyers and sellers and the applicability of a discount or premium for control will also affect the actual market price achieved. Pursuant to paragraph 6.4 2 (d) of MI 61-101, a minority discount may not be applied in the valuation of an interest to reflect lack of liquidity or control. Accordingly, our valuation conclusion will not necessarily be the price at which any transaction proceeds. The final transaction price is something on which the parties themselves have to agree.

Engagement, Credentials and Independence of PwC
Engagement
PwC was engaged by Catalyst, at the direction of the IC, to provide a Formal Valuation pursuant to an engagement letter dated October 7, 2016 (the "Engagement Agreement"). The Engagement Agreement was amended on October 25, 2016, November 28, 2016 and December 2, 2016 to expand PwC's scope of services to include the Company Fairness Opinion, Minority Shareholders Fairness Opinion, the Minority Shareholders Privatization Fairness Opinion and the Noteholders Fairness Opinion.
PwC is to receive a fee, as stipulated in the Engagement Agreement, for completing the engagement. In addition, PwC is entitled to recover reasonable costs and expenses incurred in fulfilling the Engagement Agreement. The fee payable to PwC is not contingent, in whole or in part, on whether the Recapitalization is completed, or on the conclusions reached in our Formal Valuation or Fairness Opinions. In addition, pursuant to the Engagement Agreement, our legal liability to Catalyst is limited and PwC will be indemnified by Catalyst under certain circumstances for liabilities arising in connection with our Formal Valuation and/or the Fairness Opinions.
PwC understands that our Formal Valuation and Fairness Opinions will be for the use of the Board and the IC and will be one factor, among others, that the Board and/or the IC will consider in determining whether to approve and recommend the Recapitalization (and the Privatization Transaction thereunder).

Credentials of PwC
The firms of the PricewaterhouseCoopers global network (www.pwc.com) provide industry-focused assurance, tax and advisory services to build public trust and enhance value for clients and their stakeholders. More than 180,000 people in 158 countries across our network share their thinking, experience and solutions to develop fresh perspectives and practical advice. In Canada, PwC (www.pwc.com/ca) has more than 6,500 partners and staff in offices across the country. Unless otherwise indicated, "PwC" refers to PricewaterhouseCoopers LLP, Canada, an Ontario limited liability partnership.
Our Canadian business valuation group was formed in 1970 and has been at the center of business and security valuation activity since that time. Experienced professional personnel are located from coast to coast as part of the Valuations, Modelling & Disputes practice. Our professionals were leaders in forming The Canadian Institute of Chartered Business Valuators ("CICBV") and continue to be actively involved at the CICBV.

PwC has broad experience in completing and defending, when  necessary, assignments involving  the valuation of all types of entities and business interests for various purposes, including transactions subject to public scrutiny, the sale or purchase of an entity or assets by related parties, assistance in resolving shareholders' disputes, tax-based corporate reorganizations, estate planning and merger and acquisition activity.

Independence
PwC is familiar with the requirements of MI 61-101 in connection with the provision of formal valuations, and specifically with the meaning of independent thereunder. After all due and reasonable enquiry, PwC confirms that we are independent of Catalyst for purposes of MI 61-101.
PwC confirms that we are not the current auditor of Catalyst, nor are we an associated or affiliated entity or issuer insider of Catalyst, and has no material ownership position in Catalyst. From time to time, PwC has in the past undertaken, and may in the future undertake, accounting, tax and/or advisory assignments for Catalyst. PwC confirms that, to the best of our knowledge, after all due and reasonable inquiry, PwC has disclosed to you all material facts that could reasonably be considered to be relevant to our qualifications and independence for the purposes of this engagement.

Limitations and General Assumptions
Limitations
PwC has relied, without independent verification, upon the accuracy, completeness and fair presentation of all financial and other information that was obtained by PwC from public sources or that was provided to PwC by management of Catalyst ("Management") and any of its affiliates, associates, advisors or otherwise (collectively the "Information"). Parts of the Information were received or obtained by PwC directly or indirectly, and in various ways (oral, written, inspection), from third parties (i.e. individuals or entities other than Catalyst and its directors, officers and employees). PwC has assumed that the Information is complete, accurate, and not misleading and does not omit any material facts. Our Formal Valuation and Fairness Opinions are conditional upon such completeness, accuracy, and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, PwC has not attempted to independently verify the completeness, accuracy or fair presentation of any of the Information.
With respect to the budgets, forecast, projections or estimates provided to PwC and used in our analyses, PwC notes that projecting future results are inherently subject to uncertainty. PwC has assumed, however, that such budgets, forecasts, projections, and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Management. By its nature, the budgeted and forecast information provided by Management will not occur as projected and unanticipated events and circumstances may occur that may materially alter the analyses and conclusions set out herein. PwC has not undertaken any review of whether the future oriented data provided comply with existing standards, such as those issued by the Chartered Professional Accountants of Canada, the American Institute of Certified Public Accountants or any other accounting body.
In preparing the Formal Valuation and Fairness Opinions, PwC has relied upon a written letter of representation from Management stating that, among other things:
(a)
To the best of their knowledge, and without independent inquiry, all of the Information provided, orally or in writing, to PwC, is complete, true and correct in all material respects and does not contain any untrue statement of a material fact in respect of Catalyst, its operating assets, or the Recapitalization (and the Privatization Transaction thereunder);

(b)
Following the time that Information was provided to PwC, there have been, to the best of their knowledge, and without independent inquiry in respect of the subject matter, no material changes in the Information, or in factors surrounding the Recapitalization (and the Privatization Transaction thereunder) or any part thereof which would have, or other material intervening event which would reasonably be expected to have, a material effect on the conclusions contained herein; and

(c)
They have reviewed the full text of PwC's draft Formal Valuation and Fairness Opinions dated December 13, 2016 and, to the best of their knowledge, they are not aware of any errors, omissions or misrepresentations of facts therein which might have a significant impact on the conclusions contained herein.

The Formal Valuation and Fairness Opinions are based on the securities markets, economic, general business and financial conditions prevailing as of the Valuation Date and the conditions and prospects, financial or otherwise, of Catalyst as they were reflected in the Information reviewed by PwC. In preparing the Formal Valuation and the Fairness Opinions, PwC made numerous assumptions with respect to financial performance, general business, economic and market conditions, and other matters, the outcome of which are beyond the control of PwC, Catalyst or any party involved with Catalyst in connection with the Recapitalization (and the Privatization Transaction thereunder).
PwC has not conducted an audit or review of the financial affairs of Catalyst, nor has PwC sought external verification, unless otherwise noted herein, of the information or that which was extracted from public sources. PwC accepts no responsibility or liability for any losses occasioned by any party as a result of our reliance on the financial and non-financial information that was provided to PwC or that PwC has obtained from third parties.
The Fairness Opinions are limited to the fairness of the Recapitalization, from a financial point of view, to each of the Company, the Minority Shareholders and the Noteholders and the fairness of the Privatization Transaction to the Minority Shareholders, not the strategic merits of the Recapitalization or the Privatization Transaction. The Fairness Opinions do not provide assurance that the best possible price was obtained. They represent impartial expert judgment, not a statement of facts.
The Formal Valuation and Fairness Opinions have been provided for the use of the IC and the Board and should not be construed as a recommendation to vote in favour of the Recapitalization (or the Privatization Transaction thereunder). The Formal Valuation and Fairness Opinions may not be used by any other person or relied upon by any other person without the express prior written consent of PwC. PwC will not be held liable for any losses sustained by any person should the Formal Valuation and Fairness Opinions be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph. In addition, pursuant to the Engagement Agreement, PwC's liability is limited, and PwC will be indemnified under certain circumstances.
The Formal Valuation and Fairness Opinions are given as of the Valuation Date only and PwC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Formal Valuation and Fairness Opinions which may come or be brought to PwC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter after the date hereof, and in accordance with MI 61-101, PwC reserves the right to change, modify or withdraw the Formal Valuation and Fairness Opinions.
The Formal Valuation and Fairness Opinions are at a specific point in time, the Valuation Date. It must be recognized that FMV changes from time to time, not only as a result of internal factors, but also because of external factors such as changes in the economy, competition and changes in consumer preferences.

Nothing contained herein is to be construed as a legal interpretation, an opinion on any contract or document, or a recommendation to invest or divest.
Based on discussions with Management, PwC understands that there are no environmental issues (and associated costs) relating to the respective operations of Catalyst that may impact the FMV of the Shares. PwC has not performed any procedures in this regard.
In view of the nature of this assignment, PwC has not been able to expose the Shares or Catalyst to the marketplace at the Valuation Date in order to determine whether there are any potential buyers who, for their own unique reasons (e.g. specific perceived synergies), might be prepared to entertain values other than that determined by PwC herein. Therefore, the Formal Valuation and Fairness Opinions have not been impacted by special purchaser considerations, except as noted herein. PwC has not been asked to solicit expressions of interest from or negotiate with any third parties concerning potential alternatives to the Recapitalization or the Privatization Transaction and PwC has not done so. PwC expresses no opinion as to the availability of alternatives to the Recapitalization (or the Privatization Transaction thereunder) or if terms different from those contained in the Recapitalization (or the Privatization Transaction thereunder) could be negotiated.
The reader must consider the Formal Valuation and Fairness Opinions in their entirety, as selecting and relying on only a specific portion of the analysis or factors considered by PwC, without considering all factors and analyses together, could create a misleading view of the processes underlying the Formal Valuation and Fairness Opinions. The preparation of the Formal Valuation and Fairness Opinions is a complex process and it is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue and incorrect emphasis on any particular factor or analysis.
Our Formal Valuation and Fairness Opinions are in respect of Catalyst as a business interest, and not for any of the individual parts or components of the assets.
Our Formal Valuation and Fairness Opinions have been prepared in conformity with the Practice Standards of the CICBV.

Major Assumptions
In preparing the Formal Valuation and Fairness Opinions, PwC made the following major assumptions as at the Valuation Date (in addition to those set out throughout the body of the Formal Valuation and Fairness Opinions):
•
The Recapitalization (and the Privatization Transaction thereunder) will be completed substantially on the terms as described herein, consistent with the documents and agreements, listed as draft where appropriate, as noted in the Scope of Our Work section;

•
All contracts and agreements, including drafts, as outlined in the Scope of Our Work, will be executed and enforceable in accordance with their terms and that all parties will comply with the provisions of their respective agreements;

•
There have been no material changes in the operations or financial position of Catalyst from the unaudited financial statements as at September 30, 2016 to the Valuation Date, unless otherwise noted herein;

•	PwC's conclusions are based on the latest financial and operational information available for Catalyst at the Valuation Date;
•	Management has made available to PwC all information they believe is relevant to the preparation of the Formal Valuation and Fairness Opinions;

•
The optimized base case forecast (the "Forecast") and earnings before interest, taxes, depreciation and amortization ("EBITDA") for a trend year beyond 2020 (the "Trend") provided by Management accurately reflects Management's best estimate, as at the Valuation Date, of the future operating performance of Catalyst;

•	Catalyst requires a working capital balance (excluding cash) of approximately 12% of consolidated net sales in order to sustain ongoing operations;
•	Catalyst will incur the following pension and other benefit costs (in addition to those already included in Forecast/Trend EBITDA) as follows:
o	Ongoing pension and other benefit cash contributions of approximately $10 million per annum into perpetuity; and
o
Pension payments relating to the defined benefit segment of the retirement plan for salaried employees of approximately $3.6 million per annum through 2020, decreasing to $3.2 million per annum for the years 2021-2027, with a balloon payment of $41.3 million in 2028 (the "FICOM Contributions").

•	Catalyst has no material unrecorded assets or unaccrued liabilities relating to environmental concerns, unless otherwise noted herein;
•	Catalyst has no material outstanding litigation or contingencies, positive or negative, unless otherwise noted herein;
•	Catalyst has no material assets which are excess or redundant to their current operations, unless otherwise noted herein;
•	There are no restrictions on transfer of ownership that would limit or reduce the value of the Shares;
•
Sufficient tax planning strategies are available to a notional buyer that would allow them to fully access the tax loss pools and existing tax basis on the depreciable assets that exist in Catalyst and its subsidiary companies; and

•	Catalyst can obtain or renew all required licenses, from all applicable government or private organizations that are relevant for this analysis.
Amendment of any of these assumptions could materially impact our conclusions reached herein.

Scope of Our Work
In preparing the Formal Valuation and Fairness Opinions, PwC relied upon financial and other information, including prospective financial information, obtained from Management, the Company's advisors and from various public, financial and industry sources, including:
•	A draft of the Plan of Arrangement circulated on December 13, 2016;
•	The Alternative Recapitalization Support Agreement dated October 30, 2016, as amended on November 28, 2016 and to be further amended pursuant to a draft amendment circulated on December 11, 2016;
•	Catalyst's annual reports for each of the fiscal years ended December 31, 2011 to 2015;
•	Catalyst's audited consolidated financial statements for each of the fiscal years ended December 31, 2011 to 2015;
•	Catalyst's unaudited consolidated financial statements for the 9 months ended September 30, 2015 and 2016;

•	Financial forecast model of Catalyst for the fiscal years ended December 31, 2016 to 2020 and a Trend year;
•	Financial models for various transformation initiatives not included in the Forecast;
•	Catalyst's 2016 strategic plan board update dated July 28, 2016;
•	A copy of a presentation relating to Catalyst stakeholders dated September 2016, prepared by one of Catalyst's advisors;
•	Corporate tax returns for Catalyst and certain of its subsidiaries for the year ended December 31, 2015;
•	Third party actuarial forecasts relating to Catalyst's pension and other benefit obligations;
•	Various major security and lease agreements to which Catalyst is subject;
•	Various Management prepared documents including, but not limited to:
o	A summary of the funding arrangement for the FICOM Contributions;
o	A sales and marketing presentation dated September 20, 2016;
o	A strategic plan pricing overview dated May 2, 2016;
o	Sensitivity analysis on the financial forecast for the fiscal years ended December 31, 2016 to 2020;
o	An analysis of historical capital expenditures for the fiscal years ended December 31, 2012 through 2015;
o	A flash earnings report for the years ended December 31, 2012 to 2015 with budget to actual analysis;
o	An analysis of the FMV of various remaining poplar plantation lands;
o	Summaries of various material contracts and agreements;
o	A US tax depreciation forecast;
o	Detailed schedules for certain assets and liabilities by legal entity; and
o	An overview of Catalyst's top customers and vendors.
•	Various Catalyst Board packages from December 2013 through August 2016;
•	Report prepared by Poyry Management Consulting ("Poyry") titled "Catalyst: Business and Transformation Plans - Complete Report" dated June 22, 2016;
•	Certain publicly-available financial, stock trading, and transaction information regarding somewhat comparable public companies; and
•	Research on general economic conditions and relevant industries existing at the Valuation Date.
Furthermore, PwC met and/or held discussions with the IC and with Management regarding the nature of operations, historical operating results and future expectations for Catalyst. PwC also toured the Crofton mill on October 14, 2016. Over the course of our engagement, PwC also held various discussions with Catalyst's advisors including Stikeman Elliott LLP, legal advisors to Catalyst, and Houlihan Lokey, Inc., financial advisors to Catalyst.
PwC has not, to the best of its knowledge, been denied access by Management to any information requested by PwC.
PwC received a letter of representation from Management, who have read our draft Formal Valuation and Fairness Opinions and confirmed, among other matters, the factual accuracy of our draft Formal Valuation and Fairness Opinions and the inclusion of all material facts and assumptions.

Prior Valuations
PwC understands, after reasonable  enquiry, that Catalyst has not commissioned prior valuations (as defined in MI 61-101) of Catalyst or the Shares, as a whole, or of the individual operating businesses or assets, within the 24 months preceding the Valuation Date.

Summary of Industry and Economic Conditions1
The United States Economy
The table below shows forecast data for selected economic indicators for the US economy:

Indicator	2015	2016F	2017F	2018F
Real gross domestic product ("GDP"), % change	2.4	2.0	2.4	2.9
Housing starts, millions	1.11	1.26	1.52	1.61
Producer prices, % change	(3.3)	(1.1)	2.1	2.9
West Texas Int. oil price, $/bbl	49	39	44	59
Prime rate, %	3.3	3.8	4.3	4.6
10 year treasury bond yield, %	2.1	2.1	2.3	2.7

The US economy strengthened in the second quarter of 2016, expanding by an annualized 1.1% driven primarily by personal consumption expenditures and net exports. In August 2016, annual inflation rose by 2.3% and is expected to remain elevated. Labour market conditions remained strong and the unemployment rate was consistent at 4.9%.
Interest rates remained unchanged by the Federal Reserve in September 2016; however, there is speculation in the market that interest rates may begin raising in December 2016. Given the relatively strong economic performance, anticipated increase in interest rates and a resolution to the ongoing political uncertainty surrounding the presidential election, the US currency is expected to appreciate further in the near future.

______________________________
1Sources:
RISI Inc. ("RISI") - World Pulp & Recovered Paper 5-Year Forecast 2016, Volume 16
IBISWorld, Paper Mills in Canada, February 2016
TD Economics, Quarterly Economic Forecast, September 22, 2016
TD Economics, Long-Term Economic Forecast, September 26, 2016
Conference Board of Canada, Canada's Paper Products Manufacturing Industry, Summer 2016
IBISWorld, Paper Mills in Canada, February 2016
IBISWorld, Paper Mills in the US, July 2016 ThomsonOne, Analyst Reports, 2016

The Canadian Economy
The table below shows forecast data for selected economic indicators for the Canadian economy:

Indicator	2015	2016F	2017F	2018F
Real GDP, % change	1.2	2.1	2.0	2.6
Housing starts, thousands	194	169	163	175
10 year government bond yield, %	1.6	1.4	1.6	2.2
Exchange rate (C$/US$)	0.78	0.75	0.77	0.81

The Canadian economy contracted in the second quarter of 2016, as exports declined and consumer spending slowed. In July 2016, the economy rebounded by 0.5%, driven primarily by the post-wildfire recovery in oil and gas output. Consumer prices fell in August 2016, bringing the year-over-year real GDP change to 1.1% from 1.3%. The Bank of Canada kept the overnight rate unchanged at 0.5% on September 7, 2016 and is expected to hold the rate steady until the second half of 2017. The Canadian dollar has rebounded since the beginning of the year, but is expected to remain weak against the US dollar through 2016, given that core inflation has fallen below target and the Federal Reserve is expected to raise interest rates this year.

Global Industry Conditions and Key Drivers
The global pulp and paper industry is fragmented, comprising a large number of companies that produce a wide range of paper, packaging, and pulp products. The industry is capital intensive and cyclical as well as being heavily influenced by the prevailing economic conditions of the global economy. Key economic drivers influencing the pulp and paper industry include foreign exchange fluctuations, energy costs, transportation costs, raw material costs and the impact of emerging markets on both the supply and demand of pulp and paper.
Over the past five years, the industry has experienced a decline in paper usage as a direct result of the increase in electronic communication and digital media amongst businesses and consumers. The traditional paper mills industry is in the mature stage of its life cycle. Increasingly, producers are looking to value-added specialty pulp and paper products and the emerging market of fibre-based bio-products for growth.
Vertical integration has been another trend within the industry in recent years as North American integrated producers have merged and/or acquired independent converters. Private equity has also been active in making acquisitions in the sector in recent years.
Despite making structural changes to realign its productive capacity to meet the changing paper demands of the market, the industry is operating at close to capacity. In the absence of capital investment, producers are expected  to be challenged to meet increasing demand for various  types of  paper. In addition, growing production from competing suppliers in South America and some Asian markets are expected to challenge North American producers.
Over the next five years, global demand for paper and paperboard products is expected to accelerate modestly, due to projected growth in tissue and packaging, offset partially by declines in graphic papers.
In Canada, industry employment is forecast to decline slightly in each of the next five years to 2021, as is the number of Canadian establishments.

Printing and Writing Paper
The world market for printing and writing paper has been in decline since 2011, and demand is projected to continue to decline in the future, as emerging markets mature. The world market has declined to approximately 100 million tonnes in 2015 from peak levels of approximately 120 million tonnes in 2007. By 2020, the world market is projected to drop below 100 million tonnes.
In North America, demand for printing and writing paper has declined every year since 2001. Over the next five years, North American demand for printing and writing paper is forecast to decrease from approximately 19 million tonnes in 2015 to approximately 16 million tonnes by 2020.
Newsprint
Over the next five years, newsprint demand is expected to decline in almost every region globally. Over the same period, global operating rates are expected to increase slightly due to anticipated declines in capacity as newsprint producers shut down or convert to focus on the production of more profitable paper products.
The decline of newsprint demand in North America is projected to continue over the next five years. In terms of capacity, the projected decrease in demand is anticipated to cause more closures over the next five years, allowing operating rates to increase slightly over the same period.
Market Pulp
The industry has generally been assisted by softening wood fibre prices, reducing cost pressures for the industry, and pulp mills particularly. According to the Conference Board of Canada, cost growth in wood fibre is forecast to remain modest in the near term.
Paper grade wood pulp demand is projected to accelerate slightly in the future, due to a projected modest increase of world paper and paperboard consumption.
In particular, global bleached softwood kraft ("BSK") consumption is forecast to grow over the next five years, gaining about 700,000 tonnes per year on average. The majority of this increase is a result of a forecasted increase in demand for tissue paper and fluff pulp globally. Excluding the impact of tissue paper and fluff pulp, growth in BSK consumption is minimal, forecasted to increase by less than 50,000 tonnes annually. Over the same period, supply of BSK is projected to increase as new producers come online, due to recent increases in northern bleached softwood kraft ("NBSK") prices.

Business Overview
Business Description
Catalyst manufactures specialty printing papers, newsprint and pulp (NBSK and northern bleached hardwood kraft) which are sold to a diverse customer base in North America, Asia and Latin America including retailers, commercial printers and magazine and catalogue publishers.
Catalyst is the largest producer of mechanical printing paper in western North America, and is the largest producer of coated groundwood paper in North America. In addition, Catalyst is the only producer of coated mechanical paper and soft calendar paper in western North America.
Catalyst owns and operates the following five manufacturing facilities:
•
The Powell River mill is located on the mainland coast of British Columbia. The mill operates two paper machines (third machine has been indefinitely curtailed since 2014) and employs approximately 380 people. Estimated 2016 capacity at Powell River is approximately 350,000 tonnes of uncoated mechanical paper.

•
The Port Alberni mill is located at the head of the Alberni Inlet on the west coast of Vancouver Island. The mill operates two paper machines and employs approximately 320 people. Estimated 2016 capacity at the Port Alberni mill is approximately 224,000 tonnes of coated groundwood paper and 116,000 tonnes of directory paper.

•
The Crofton mill is located on the southeast coast of Vancouver Island in the Cowichan Valley, near Duncan. The mill operates two paper machines and two kraft pulping lines. The mill employs approximately 590 people. Estimated 2016 capacity at the Crofton mill is 350,000 tonnes of newsprint and 407,000 tonnes of pulp, of which 377,000 tonnes are designated as market pulp with the remaining 30,000 tonnes being consumed internally.

•
The Biron mill is located in the town of Biron, Wisconsin, on the outskirts of Wisconsin Rapids. The mill has two paper machines and employs approximately 380 people. Estimated 2016 capacity at the Biron mill is approximately 335,000 tonnes of coated groundwood paper.

•
The Rumford mill is located in the western region of Maine. The mill operates three paper machines and two kraft pulping lines and employs approximately 620 people. Estimated 2016 capacity at the Rumford mill is:

o	Coated freesheet paper: 237,000 tonnes;
o	Coated groundwood paper: 154,000 tonnes;
o	One-sided specialty paper: 47,000 tonnes;
o	Uncoated freesheet paper: 24,000 tonnes; and
o	Pulp: 485,000 tonnes (of which 105,000 tonnes are designated as market pulp with the remaining 380,000 tonnes being consumed internally).

Historical Operating Performance
The following graph summarizes Catalyst's key performance indicators, including revenue, EBITDA and capital expenditures, for each of the fiscal years ended December 31, 2011 to 2015.

Summary of Historical Operating Performance

Revenue
Between the fiscal years ended December 31, 2011 and 2013, revenue decreased primarily due to reduced paper sales and lower average prices. For the year ended December 31, 2014, revenue increased by 5.5% as a result of a weaker Canadian dollar, higher pulp sales volumes and increased newsprint sales.

The Biron and Rumford papers mills were acquired in January 2015 and as such, Catalyst saw a significant increase in revenue (79.5%) during the year ended December 31, 2015 ("Fiscal 2015"). The US mills generated net sales of approximately $885.6 million (44.4%) in Fiscal 2015.

Revenue for the 9 months ended September 30, 2016 decreased compared to the same period in the prior year, due to a stronger Canadian dollar and lower production and sales volumes due to planned and unplanned maintenance outages at the Crofton mill and lower market demand for traditional printing and writing papers. This was slightly offset by stronger sales volumes in some of the specialty products and revenue enhancement from product mix optimization.

EBITDA
EBITDA decreased between the years ended December 31, 2011 and 2013 due to lower revenues and higher manufacturing costs. Manufacturing costs increased as a result of higher electric power costs and increased maintenance and labour spending. EBITDA margins remained flat for the year ended December 31, 2014 (resulting in a small increase in EBITDA in line with the increase in revenue). EBITDA remained flat in Fiscal 2015, in spite of Catalyst almost doubling its net sales, primarily as a result of higher maintenance spending and transition costs related to the integration of the US paper mills.

Specific one-time events reduced EBITDA by approximately $38.0 million for the year ended December 31, 2015. Specific events include the following:

•	A market curtailment at the Rumford mill ($11.7 million);
•	A shutdown related to the Rumford recovery boiler upgrade ($11.0 million);
•	The Crofton oxygen plant outage ($4.4 million); and
•	Other costs including restructuring costs, acquisition costs and professional fees and duties in regards to the countervailing action related to the US mills ($10.9 million).
EBITDA for the nine months ended September 30, 2016 increased compared to the same period in the prior year due to cost saving initiatives at all of the mills and lower manufacturing costs. EBITDA excludes a non-cash impairment write down of $186.3 million on fixed assets at the Powell River, Port Alberni and Crofton paper mills.

Capital Expenditures
Capital expenditures for the years ended December 31, 2011 to 2014 ranged from a low of $19.7 million in 2011 to a high of $23.4 million in 2013.

Capital expenditures for the year ended December 31, 2015 were approximately $34.5 million due to increased capital spending at the US mills, in addition to certain ongoing projects in Canada.

Capital expenditures for the 9 months ended September 30, 2016 were approximately $33.2 million. Significant capital expenditure projects in 2016 include capital work on the boilers at the Crofton Rumford and Port Alberni mills.

Financial Position
Catalyst's financial position as at September 30, 2016 is summarized in the following table.
Summary of Financial Position

($ millions)	September 30, 2016
Cash	6.5
Current assets	460.5
Property, plant & equipment	241.9
Other long term assets	2.9
Total assets	711.8
Current liabilities	(227.5)
Debt (including current portion and accrued interest)	(525.4)
Employee future benefits	(252.9)
Other long-term obligations	(23.7)
Shareholders' deficiency	17.7

As at September 30, 2016, Catalyst had non-cash working capital of approximately $232.3 million excluding accrued interest of $16.3 million and assets held for sale of $0.7 million.

As at September 30, 2016, Catalyst's debt included:
•   A term loan due on July 31, 2017;
•   Revolving asset based loan facility of up to $250 million, of which approximately $149.1 million was outstanding;
•  The Notes (US$260.5 million);
•  Capital lease obligations on equipment; and
•  Deferred financing costs of $4.8 million, which are netted against debt for accounting purposes.
As at September 30, 2016, the Company also had an unfunded pension and other postemployment benefits obligation of approximately $252.9 million.
Other long term obligations of $23.7 million includes $10.1 million related to environmental and remedial liabilities, $8.8 million related to the Snowflake union pension liability, $4.4 million related to accrued workers' compensation costs and the remaining $0.4 million is related to various other liabilities.

Share Trading Information
As at the Valuation Date, Catalyst had approximately 14.5 million shares outstanding, which are listed on the TSX under the symbol CYT.
PwC reviewed the trading data over a 24 month period; however, the acquisition of the US Mills and subsequent integration costs had a significant impact on the share price throughout 2015 and as such, the data and analysis set out below focuses only on the previous 12 months.
Summary of Share Trading Activity2

	Share Price
Period	Low	High	Volume
November 2015	2.07	2.61	5,503
December 2015	2.16	2.40	398
January 2016	2.00	2.40	4,229
February 2016	1.25	2.00	6,241
March 2016	0.80	1.25	16,959
April 2016	0.60	0.90	3,383
May 2016	0.45	5.75	179,160
June 2016	3.00	4.64	36,810
July 2016	2.25	4.20	21,089
August 2016	1.30	3.24	97,535
September 2016	1.41	3.15	87,807
October 1, 2016 to October 28, 2016	1.23	3.50	150,197

Catalyst's shares are very thinly traded, with the public float only accounting for approximately 30% of the Shares.

______________________________
2Source: Capital IQ

Catalyst's share price and total trading volume spiked in May 2016 resulting from an announcement on May 23, 2016 of the receipt of a letter of intent from Kejriwal Group International ("KGI") and Catalyst's four largest shareholders regarding a potential transaction involving the acquisition of the Shares by KGI and a reorganization of Catalyst's debt (the "KGI Acquisition"). Following the announcement, the share price began to decline as various transaction deadlines were missed and there was increased uncertainty in the market as to whether or not the KGI Acquisition would close.
For the 12 months preceding the Valuation Date, Catalyst's shares closed at an average price of $2.24 with a daily average trading volume of approximately 2,437 shares (approximately 0.02% of the Shares).

Valuation Approach
Overview
There are several generally accepted methods for determining the value of a company's equity interests or enterprise value ("Enterprise Value, or "EV"). In general, valuations are based on one or more of the following major approaches:
•	The Income Approach;
•	The Market Approach; and
•	The Asset-Based Approach.

Income Approach
The Income Approach is adopted where the business is believed to be viable as a going concern. The future earnings or cash flow of the business are converted to a value using procedures that consider the expected growth and timing, the risk profile of the benefits stream and the time value of money. The conversion of the benefits stream to value normally requires the determination of a discount rate (rate of return). In determining the appropriate rate, consideration is given to such factors as interest rates, rates of return anticipated by investors on alternative investments, the risk characteristics of the anticipated benefits of the subject entity, etc. Typically, the rate of return or discount rate used is consistent with the anticipated risks and benefits.
The most commonly adopted methodologies are:
•	Discounted cash flow ("DCF");
•	Capitalized cash flow;
•	Capitalized earnings; and
•	Multiple of EBITDA.

Market Approach
The Market Approach to valuation is a general way of determining a value indication of a business or an equity interest therein using one or more methods that compare the subject entity to similar businesses, business ownership interests and securities (investments) that have been sold. Examples of methods under this approach include, the "Guideline Public Company Method" and the "Precedent Transaction Method".
The Guideline Public Company Method is a method whereby market multiples are derived from market prices of actively traded stocks of companies that are engaged in the same or similar lines of business.

Under this method, guideline company data is used to develop value measures that can be applied to the subject company's financial data, in order to reach an indication of value for the issued shares of the subject entity. To the extent that the risk associated with an investment in the subject entity is different from that of the guideline companies, subjective adjustments are made to the market-based ratios to reflect such differences.
Under the Precedent Transaction Method, valuation ratios are derived from open-market transactions of significant interests in entities engaged in the same or similar line of business as the subject entity.

Asset-Based Approach
An Asset-Based Approach may also be appropriate to value a business that is not generating an adequate return on its underlying investment and where value may be greater on a break-up basis than as a going concern. This approach is also appropriate for a holding company where its value is based on the value of its underlying investments.

Selected Valuation Approach and Methodology
Approach and Methodology
Based on PwC's understanding of Catalyst and the Information reviewed and relied upon, subject to our due diligence and exercise of professional judgment, the DCF Method was selected as the primary methodology in arriving at the Enterprise Value of Catalyst. The Guideline Public Company Method and Precedent Transaction Method were also considered. PwC has also considered various other indicators of value including Catalyst's share trading prices and the terms of the KGI Acquisition.
In arriving at the FMV of the Shares, interest-bearing debt, net of cash was deducted from the EV.

Primary Valuation Approach: DCF Method
The DCF method is generally appropriate in situations where the entity's cash flows can be reasonably estimated and are expected to differ significantly from the historical performance (for example, expansion of capacity, cyclical industry, cessation or sale of a portion of a business, or where the subject of the valuation has finite life).
Under the DCF method, projected cash flows are discounted by the desired rate of return, which considers a number of internal and external factors relating to the business being valued, as well as the time-value of money. In effect, the rate of return has regard to the various risks attached to, and the opportunity costs of, acquiring the business.
In addition, if appropriate, the residual, or "terminal", value of the business/assets at the end of the projection period is included in the calculation, as there is an assumption that cash flows from operations will continue at an assumed growth rate or the assets purchased will ultimately be disposed of (converted to cash).
If the projected cash flows are unlevered, the resulting value is known as the Enterprise Value, being the combined value of the company's debt and equity. To determine the FMV of the equity, one then deducts the amount of outstanding interest-bearing debt, net of cash and adds any net redundant assets (or deducts any net redundant liabilities), and any non-interest-bearing obligations not factored into the cash flow forecast.

Management provided PwC with their optimized base case forecast (the "Forecast"), which was reviewed by the Board in July 2016. The Forecast contains annual cash flows for Catalyst for each of the fiscal years ending December 31, 2016 to 2020. For the purpose of the Formal Valuation and Fairness Opinions, Management updated the Forecast to include Trend cash flow projections.
Given Catalyst's recent history of declining EBITDA margins, its ability to remain profitable will depend on Management's ability to reduce operating costs, implement strategic capital plans efficiently and achieve the targeted sales mix and growth.
The DCF method requires that numerous assumptions be made regarding, among other things, production volumes, benchmark selling prices, operating costs, working capital, and capital costs. Readers should be cautioned that financial forecasts involve numerous risks and uncertainties. By their nature, future events cannot be determined. Actual results may vary significantly from the Forecasts set out herein.

Valuation Analysis
Determination of Unlevered Free Cash Flow
The following table provides a summary of the projected unlevered free cash flow for Catalyst's operations from November 1, 2016 to December 31, 2016 and each of the years ending December 31, 2017 to 2020 (collectively the "Forecast Period"), as well as the Trend unlevered free cash flow:

[Redacted – Sensitive forecast information]

The following provides an overview of the key variables and assumptions used by Management in arriving at Forecast EBITDA.
Exchange Rate
The exchange rate assumption contained within the Forecasts were based on a combination of Management's internal view on long term foreign exchange rates and benchmarked against RISI's forecast exchange rates.
Sales
Gross sales were forecast using estimated future production and forecast gross sales prices. Future production was forecast based on mill capacity, forecast product sales mix and expected sales. Gross sales price ("GSP") was forecast based on historical pricing, benchmarked to year over year movements in RISI pricing forecasts (based in US dollars). The resulting real prices were converted to nominal prices using Management's projected annual inflation.
In arriving at net sales prices, freight, claims and other selling costs were deducted, based on historical costs per tonne.
Trend net sales were calculated assuming a maintainable level of production of approximately 2.4 million metric tons ("MT") and the Trend GSP forecast was calculated using the year-over-year movements in RISI pricing forecast between 2020 and 2021. Trend freight, claims and other selling costs on a unitized basis, were assumed to be equal to those amounts forecast to be incurred in fiscal 2020.
Direct Costs
Direct costs are made up of three primary cost categories: furnish, energy, and other variable costs. These costs have been forecast by Management based on the following:
•
Furnish costs - includes costs related to fiber inputs (wood, recycled fiber, purchased kraft pulp) as well as chemicals and additives. Management estimated cost inputs based on historical prices, industry trends, changes in fiber input mix and the ability to access the inputs.

•
Energy costs - includes costs related to energy production and consumption (fuel oil, purchased bark and purchased power).  Energy cost assumptions are based on historical trends as well as Management's expectations of future prices.

•
Other variable costs - includes finishing and operating supplies, machine clothing, and mill operating labor. These costs are estimated based on historical trends as well as Management's expectations of future costs.

Fixed Costs
Fixed costs consist of salaries, labor and maintenance, as well as property taxes, insurance, and other SG&A costs. These costs are estimated based on historical trends as well as Management's expectations of future operations and the implementation of various cost revitalization savings.
EBITDA
[Redacted – Sensitive forecast information]

Trend EBITDA was calculated using a sales product mix consistent with 2020, and by incorporating a 1% increase in the US fixed and direct costs but no cost increase in Canada. The Trend EBITDA will see the realization of various cost saving initiatives currently being implemented by Management as well as increasing EBITDA margins as a result of various capital expenditure programs both recently completed and those incorporated in the Forecast Period.

Top-up Cash Benefit Contributions
Management forecast pension and other benefit costs (in addition to those already included in EBITDA) of approximately $13.6 million to $14.3 million during the Forecast Period. These cash flows include payments relating to the FICOM Contributions which are not expected to continue into perpetuity. As such, only $10 million of excess pension payments have been included in the Trend Forecast cash flows and the present value ("PV") of the FICOM Contributions beyond the Forecast Period were calculated separately (as further discussed below).
Income Taxes
During the Forecast Period, taxes payable were calculated by deducting top-up cash benefit contributions, eligible tax depreciation and tax losses from EBITDA in order to determine taxable income in Canada and the US at a long-term tax rate of 26% and 38%, respectively.
Taxes payable in the Trend were calculated based on EBITDA less top-up cash benefit contributions in Canada and the US. The PV of the remaining tax depreciable basis and losses were calculated separately and added in determining the terminal Enterprise Value.
Change in Non-Cash Working Capital
Non-cash working capital is comprised of accounts receivable, inventory, and accounts payable, as estimated by Management. The net change has been estimated by Management based on forecast sales, expenses and estimated accounts receivable and payable.
Capital Expenditures
Management provided PwC with a forecast of capital expenditures for the period from the Valuation Date to December 31, 2016 ($5.7 million), each of the years ending December 31, 2017 to 2020 (which ranged from $32.4 million to $33.7 million) and for 2021 onwards ($30 million).
Transformational capital expenditures, and the related benefits, for projects which have been identified by Management but not yet approved, are not reflected in the Forecast.
Sale of the Poplar Plantation Lands
Catalyst owns various poplar plantation lands (the "Poplar Plantation Lands") which Management is actively in the process of selling and which are classified as "assets held for sale". Management estimated the sale of these lands to be completed in 2017 and the net realizable proceeds to be approximately $0.7 million.
Unlevered After-Tax Free Cash Flow
Unlevered after-tax free cash flow during the Forecast Period ranged from
[Redacted – Sensitive forecast information]   Trend
unlevered after-tax free cash flow is estimated to be

Present Value of the Unlevered After Tax Free Cash Flow
The unlevered after-tax free cash flow for the Forecast Period is discounted to the Valuation Date using the weighted average cost of capital ("WACC"), as more fully discussed below.
WACC
The WACC is an overall required rate of return, which takes into account the required rate of return of all forms of invested capital (i.e. cost of debt and cost of equity capital). It is the rate of return indicative of the investment risk inherent in the ownership of the business enterprise, inclusive of all of its assets, tangible and intangible, current and long-term.
In selecting a discount rate to  apply, PwC reviewed available data from  a variety  of public sources, including selected North American public companies operating in the forest & paper industry, which may be considered somewhat comparable.
The following table shows the key inputs used in the determination of the WACC:

Risk-free rate[7]	2.6%
Equity risk premium[8]	5.0%
Relevered equity beta[9]	1.3
Size and company specific premium	5.5%
Cost of equity rounded	14.4%
Pre-tax cost of debt[10]	6.9%
Tax rate[11]	35.5%
Cost of debt rounded	4.5%
Debt as a % of total capital[12]	39.4%
After-tax WACC rounded	10.5%

The size and company specific premium was selected based on consideration of the following factors, among others:
•	The track record of financial results for Catalyst and the risks and uncertainties associated with the Forecast;
•	Catalyst's historical ability to achieve forecasted results;
•	The size/scale of Catalyst relative to other public companies operating in the forest and paper industry, which may be considered somewhat comparable to Catalyst (the "Guideline Companies"); and
•	Industry conditions, specifically, challenges in the operating environment.
Based on the factors that PwC considered relevant, a WACC in the range of approximately 10.0% to 11.0% (midpoint of 10.5%), was selected.
_______________________________
720 Year US Treasury Strips - October 28, 2016
8Consensus Estimate for long-term investment horizon.
9Based on selected observed data for guideline public companies.
1020 Year US Industrial BB Bond Yield - October 28, 2016
11US and Canadian blended long-term tax rate
12Based on selected observed data for guideline public companies.

Terminal Value
In arriving at the terminal value of $313.4 million to $352.2 million, the Trend unlevered free cash flow for was capitalized using a multiplier in the range of 10.5 times to 11.8 times. The Trend multiplier is the inverse of the terminal capitalization rate, which was determined to be in the range of 10.0% to 11.0% less assumed long-term growth of 1.5% per annum.
To this amount, PwC added the PV of the tax shield available beyond the Forecast Period. This included the tax shield available on both the Company's Canadian and US depreciable assets as at December 31, 2020 and future capital expenditures, as well as the loss carry forward benefit available in Canada as at December 31, 2020. The PV of the tax shield available beyond the Forecast Period was determined to be in the range of approximately $96.2 million to $106.0 million.
In the calculation of the terminal value, PwC also deducted the PV of the FICOM Contributions beyond the Forecast Period. The annual contributions from 2021 to 2028 have been discounted to December 31, 2020 on a mid-period basis using the respective low and high discount rates selected for Catalyst. The PV of FICOM Contributions beyond the Forecast Period was determined to be in the range of approximately
$25.7 million to $27.0 million.
The resultant terminal value of $383.9 million to $431.2 million was then discounted back to the Valuation Date.

Enterprise Value
The EV was determined to be in the range of approximately $353 million to $396 million, with a mid-point of $375 million, as follows:

($ millions, rounded)	Low	High
Present value of cash flows (November 1, 2016 to December 31, 2020)	91	92
Present value of terminal value	262	304
Enterprise Value	5	6

DCF Method Implied Valuation Multiples
PwC calculated the following valuation multiples, implied from the DCF method:

	Low	High
EV/Estimated Trailing Twelve Months ("TTM") EBITDA[13]	6.0x	6.7x
EV/2016 Forecast EBITDA[14]	5.7x	6.4x

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13TTM EBITDA is based on the trailing twelve month EBITDA as at September 30, 2016, of $58.7 million.
142016 Forecast EBITDA is based on Management's forecast EBITDA of $62.0 million for the year ending December 31, 2016.

DCF Sensitivity Analysis
PwC performed sensitivity analysis on certain key assumptions underlying the DCF Method. The following table summarizes the sensitivities and approximate impact on the midpoint EV of $375 million.

Variable	Assumption	Change	Approximate Impact on EV $ millions	% Impact on EV
Discount rate	10% to 11%	+/- 0.5%	21	5.6%
Trend Canadian capital expenditures	$10 million	+/- $1 million	8	2.1%
Trend US capital expenditures	$20 million	+/- $2 million	11	2.9%
Trend Canadian cost inflation	0.0%	+0.5%	28	7.5%
Trend US cost inflation	1.0%	+/- 0.5%	19	5.1%
Terminal growth rate	1.5%	+/- 0.5%	16	4.3%

FMV of the Shares
As previously discussed, in arriving at the FMV of the Shares, interest-bearing debt, net of cash is deducted from the EV of Catalyst.
Outstanding Debt
From the EV, PwC deducted the interest-bearing debt, net of cash, of approximately $524 million15, to determine a going concern equity value of $nil.
FMV of the Shares
Based on the scope of our work, major assumptions, and the restrictions and qualifications set out in the balance of the Formal Valuation, PwC concluded that the FMV of the Shares under the DCF method, as at the Valuation Date, was $nil.

Market Approach
Guideline Public Company Method
In the Guideline Public Company Method, PwC considered the trading multiples of the selected Guideline Companies. A brief description of selected Guideline Companies are included in Appendix 1.
There are no exact comparables as a result of differences in size, financial composition, market coverage, product offerings, etc. This is particularly true of companies in the forest and paper industry, where public companies are generally large integrated producers with large variations in product mix.
PwC analyzed EV to TTM EBITDA multiples for the Guideline Companies, EV to fiscal year ("FY") 2016 EBITDA multiples where forecast data was available for the Guideline Companies.

15
To arrive at the gross debt balance, net of cash, of approximately $524 million used to calculate the FMV of the Shares, PwC added back deferred financing costs (which were netted against debt for accounting purposes) of approximately $5.0 million and deducted the cash balance of $6.5 million.

The Guideline Companies and related trading multiples are shown below:

Enterprise Value/
Company[16]	Currency[17]	Market Cap ($Millions) [18]	EV ($Millions)	TTM EBITDA Margin[19]	TTM EBITDA	FY 2016 EBITDA[20]
Canfor Pulp Products Inc.	CAD	675.7	693.8	15.8%	3.7x	4.1x
Cascades Inc.	CAD	1,205.8	2,961.8	11.5%	6.4x	6.8x
Clearwater Paper Corp.	USD	899.5	1,481.7	12.4%	6.9x	7.0x
Domtar Corp.	USD	2,261.7	3,465.7	13.2%	5.1x	5.2x
International Paper Co.	USD	18,508.2	26,867.2	17.3%	7.4x	7.3x
Mercer International Inc.	USD	511.1	994.4	20.0%	5.2x	5.6x
Neenah Paper Inc.	USD	1,338.1	1,552.8	16.1%	10.1x	9.7x
PH Glatfelter Co.	USD	941.8	1,250.7	10.3%	7.4x	7.3x
Resolute Forest Products Inc.	USD	425.1	1,012.1	6.2%	4.6x	3.2x
Tembec Inc.	CAD	104.0	798.0	8.6%	6.3x	6.0x
Verso Corp.	USD	195.4	623.4	7.2%	3.0x	nmf.
Mean excluding high and low	12.5%	5. x	6.2x
Median	12.4%	6. x	6.4x
Low	6.2%	3.0x	3.3x
High	20.0%	10.1x	9.11x
Trading Multiples - Guideline Public Companies
EV to TTM EBITDA
The EV to TTM EBITDA multiples for the Guideline Companies is in the range of 3.0 times to 10.1 times with a mean (excluding the high and low) of 5.9 times and a median of 6.3 times.
EV to FY 2016 EBITDA
The EV to FY 2016 EBITDA multiples for the Guideline Companies is in the range of 3.3 times to 9.1 times with a mean (excluding the high and low) of 6.2 times and a median of 6.4 times. These multiples are based on a review of various analysts' views on FY16 EBITDA for the Guideline Companies, and as a result, the information should be interpreted with caution.
Value Summary - Guideline Public Company Method
In forming our view as to an appropriate EV/ EBITDA multiple to apply, we recognized that the multiples set out above represent trading in minority interests and very likely reflect a discount to a controlling position. However, in our opinion any control premium would be offset by the fact that Catalyst has a lower EBITDA Margin than the Guideline Comparable Companies which would likely decrease the EBITDA multiple. We concluded the EV/EBITDA multiple of Catalyst would be in line with the mean and median of our Guideline Comparable companies and, as such, PwC selected a range of multiples between 5.5 times and 6.5 times.

[16]	Source: Bloomberg LLP and various public company filings.
[17]	All figures are in the respective currencies indicated.
[18]	Market cap has been calculated using share price data as at October 28, 2016.
[19]	TTM is trailing twelve months based on the latest quarter financial information.
[20]	FY 2016 EBITDA has been obtained from industry analyst reports.

The following table imputes the EV for Catalyst based on EV to TTM EBITDA and EV to FY 2016 EBITDA multiples:

Valuation Multiple	Catalyst EBITDA $ millions	Multiple Range		Implied EV $ million
		Low	High	Low	High
EV to TTM EBITDA	58.7	5.5x	6.5x	323	382
EV to FY 2016 EBITDA	62.0	5.5x	6.5x	341	403

In all instances above, after deducting Catalyst's debt (net of cash) of $524 million, from the implied EV the value of the Shares is $nil.

Precedent Transaction Method
PwC reviewed available data from a variety of public sources with respect to precedent acquisition transactions involving companies in the forest and paper industry over the past three years ("Precedent Transactions"). A description of selected Precedent Transactions are included in Appendix 1. Transactional data, where adequate deal information was available, is summarized below.
PwC considered the differences in asset and commodity mix, market dynamics and economic environment at the time of each transaction, growth prospects and other factors inherent in the Precedent Transactions identified. It is important to note that transactional information should be interpreted with caution, as it may reflect the purchaser's ability to achieve synergies through the acquisition. The amount paid for such synergies is unique to each acquirer.

The following table summarizes the Precedent Transactions21:

Date	Acquirer	Target	Enterprise Value millions 22	EV/ TTM EBITDA
16-Nov-15	Resolute Forest Products Inc.	Atlas Paper Mills, LLC	156.0	6.8x
04-Jun-15	About Balance SA	AMS-BR Star Paper SA	89.4	7.2x
27-Mar-15	Andlinger & Company, Inc.	Crown Van Gelder N.V.	20.5	2.9x
07-Jan-15	Verso Paper Corp.	NewPage Holdings Inc.	1,400.0	5.8x
30-Dec-14	Dunn Paper, Inc.	Clearwater Paper Corporation,	113.5	6.2x
02-Jul-14	H.I.G. Capital, LLC	Cascades Fine Papers Group Inc.	39.5	2.8x
16-May-14	Rock-Tenn Co.	Simpson Tacoma Kraft Paper Mill	311.0	6.0x
Mean excluding high and low				5.5x
Median				6.0x
Low				2.8x
High				7.2x

21 Source: Bloomberg LLP and various public company filings.
22 Enterprise Value displayed in currency of transaction.

EV to TTM EBITDA
The mean (excluding high and low) EV to TTM EBITDA multiple for the Precedent Transactions is 5.5 times, while the median is approximately 6.0 times, with a range of 2.8 times to 7.2 times.
Value Summary - Precedent Transaction Method
The two most recent  Precedent Transactions are for mills focused on away-from-home tissue which command higher margins and in turn higher multiples. The two Precedent Transactions which are most comparable to Catalyst relate to NewPage Holdings Inc. and Simpson Tacoma Kraft Paper Mill at 5.8 times and 6.0 times, respectively. Catalyst's EBITDA multiple would likely be within the range of these transactions, as such, PwC has selected a range of multiples between 5.5 times and 6.5 times.
The following table imputes the EV for Catalyst based on the EV to TTM EBITDA and EV to FY 2016 EBITDA multiples:

Valuation Multiple	Catalyst EBITDA ($ millions)	Multiple Range		Implied EV ($ millions)
EV to TTM EBITDA	58.7	Low 5.5x	High 6.5x	Low 323	High 382

After deducting Catalyst's debt (net of cash) of $524 million, from the EV determined above using the Precedent Transaction multiples, the value of the Shares is $nil.

Other Value Indicators
Share Price
As previously discussed, the trading volumes of the Shares on the TSX over the 12-month period preceding the Valuation Date are relatively low. Furthermore, as a result of uncertainty related to the status of the KGI Acquisition, the trading price is considered speculative, rather than a true indicator of value.
KGI Offer
PwC understands that on May 23, 2016, Catalyst announced that the Majority Noteholders entered into a letter of intent to consider a proposal from KGI to undertake the KGI Acquisition. The terms of the KGI Acquisition can be summarized as follows:
•
Common shares of Catalyst would be acquired for $6 per share cash, except for those held by the Mudrick, Cyrus, Oaktree and Stonehill Management LLC, which would be exchanged for interests in a new junior convertible term loan;

•	Existing credit facilities would have their maturities extended; and
•	KGI committed to various equity investments at closing and shortly thereafter.

As at the Valuation Date, the offer made by KGI was terminable by the Majority Noteholders and no new terms had been renegotiated. PwC understands that KGI anticipated that significant synergies would be realized as a result of the KGI Acquisition and it is unclear whether another market participant would be able to achieve these synergies. As a result, we have not considered the offer under the KGI Acquisition to be representative of FMV.

Valuation Conclusion
As previously discussed, PwC selected the DCF method as the primary methodology in arriving at the EV of Catalyst. PwC considers the DCF method to be the most applicable approach, as it includes the impact of financial considerations unique to Catalyst, such as the use of available tax losses and existing depreciable tax basis.
PwC also employed the Market Approach as a secondary approach to test the reasonability of the conclusion under the DCF method, using both the Guideline Public Company method and the Precedent Transaction method. The implied multiples for Catalyst as calculated using the DCF method fall within the range of observed multiples in both the Guideline Public Company method and the Precedent Transaction method; therefore, PwC considers the value arrived at through the DCF method to be reasonable.
Subject to the limitations, the scope of review, and the assumptions set out herein, it is PwC's opinion that the FMV of the Shares, as at the Valuation Date, is $nil. Based on Catalyst's 14.5 million shares outstanding, the implied FMV of the Shares on a per share basis is $nil.

FMV of the Shares after the Recapitalization
Under the Recapitalization, the Notes would be reduced from their current face value of US$260.5 million to US$135 million (plus the accrued interest between November 1, 2016 and the effective date of the Plan of Arrangement), and the debt forgiven of US$125.5 million (and accrued interest to November 1, 2016) would be exchanged for new common shares totaling 95% of the issued and outstanding shares. For the purpose of the Formal Valuation, 100% of the new common shares is defined as the "New Common Shares".
At the request of the IC, PwC calculated the FMV of the New Common Shares after the Recapitalization. PwC utilized the same DCF Method to determine the Enterprise Value of Catalyst after the Recapitalization as set out above, with the exception of an additional expense of approximately $8 million relating to transaction fees associated with the Recapitalization being included in  the cash flows for the period November 1, 2016 to December 31, 2016. The tax calculations were also updated to reflect this additional expense.
Under the Recapitalization the interest bearing debt, net of cash is reduced to approximately $344 million.
The calculation of the FMV of the New Common Shares under the Recapitalization is set out in the table below:

($ millions, rounded)	Low	High

Present value of cash flows (November 1, 2016 to December 31, 2020)	84	85
Present value of terminal value	262	304
Enterprise Value	346	389
Less: Interest-bearing debt, net of cash	(344)	(344)
FMV of the New Common Shares	2	45

Subject to the limitations, the scope of review, and the assumptions set out herein, it is PwC's opinion that the FMV of the New Common Shares after the Recapitalization, as at the Valuation Date, is in the range of
$2 million to $45 million, with a midpoint of $23.5 million. Under the Recapitalization, there would be approximately 290.5 million shares outstanding, which implies a per share value in the range of approximately $0.01 to $0.15, with a midpoint of $0.08 per share.

Fairness Opinions
Approach to Fairness
In concluding on the fairness, from a financial point of view, to Catalyst, the Minority Shareholders and the Noteholders under the Recapitalization (previously defined as the Company Fairness Opinion, the Minority Shareholders Fairness Opinion and the Noteholders Fairness Opinion) and the fairness, from a financial point of view, to the Minority Shareholders under the Privatization Transaction (previously defined as the Minority Shareholders Privatization Fairness Opinion), PwC performed the following (in addition to the work noted above required to conclude on our Formal Valuation);
•	Reviewing and analyzing the terms and conditions of the Recapitalization (and the Privatization Transaction thereunder) as set out in various supporting documentation;
•
Gaining an understanding of the process followed by Catalyst and its advisors in assessing strategic alternatives and negotiating the terms of the Recapitalization (and the Privatization Transaction thereunder);

•
Performing a liquidation analysis to assess the net realizable value of the Company's assets that would be available to apply to the principal and accrued interested due to the Noteholders under a liquidation of the Company; and

•	Performing additional analysis and research, as necessary.
Company Fairness Opinion Criteria
For the purposes of the Company Fairness Opinion, in addition to the forgoing, we considered that the Recapitalization would be fair, from a financial point of view, to Catalyst if the Recapitalization:
•	Provides Catalyst with a more appropriate capital structure, by reducing the total amount of debt outstanding and the amount of debt maturing in the near-term.
•	Reduces the risk that Catalyst's available liquidity would be insufficient to permit continued operations in the near term and service its debt.
•	Based on these criteria, is better than other known, feasible alternatives.
Company Fairness Opinion Considerations
In concluding on the fairness, from a financial point of view, to Catalyst, we considered various factors related to or resulting from the Recapitalization including, but not limited to:
•	With its current debt structure, Catalyst is unable to fully execute its business plan or service its debt.
•
In the event that Catalyst has insufficient liquidity to refinance its debt as it matures in July and October 2017, the likely result, in the absence of implementing the Recapitalization, is a filing under the Companies' Creditors Arrangement Act ("CCAA") and Chapter 15 or an orderly liquidation process, both of which would be expected to have a negative impact on Catalyst's EV.

•
The Recapitalization Agreement was executed by the Majority Shareholders (who hold approximately 87% of the Notes and 70% of the Shares at the Valuation Date), an indication of their support for the Recapitalization.

•	The Recapitalization would, amongst other things:
o	Substantially reduce Catalyst's outstanding debt and its annual interest cash; and
o	Extend the maturity dates on Catalyst's debt, allowing it more time to focus on its strategic initiatives.
•
The Recapitalization would not affect any of Catalyst's contractual relationships with its trade vendors or any amounts  owing to them;  hence, would not result in  any disruption to Catalyst's ongoing operations.

•	Based on discussions with Management and Catalyst's advisors and our understanding of the process undertaken, there are no other known feasible alternatives that are better than the Recapitalization.
Company Fairness Opinion
Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the date hereof that the Recapitalization is fair, from a financial point of view, to Catalyst.

Minority Shareholders Fairness Opinion Criteria
For the purposes of the Minority Shareholders Fairness Opinion, in addition to the forgoing, we considered that the Recapitalization would be fair, from a financial point of view, to the Minority Shareholders if the Recapitalization provides the Minority Shareholders with a per share value that is greater than or equal to the current per share FMV of the Shares, as determined in our Formal Valuation, among other financial considerations.
Minority Shareholders Fairness Opinion Considerations
In concluding on the fairness, from a financial point of view, to the Minority Shareholders, we considered various factors related to or resulting from the Recapitalization, including, but not limited to:
•	The per share value subsequent to the Recapitalization is greater than the per share value prior to the Recapitalization, as set out in the Formal Valuation.
•	No agreement was signed with KGI on October 25, 2016 and it is unclear whether an agreement will be reached and on what terms.
•
The Recapitalization Agreement was executed by the Majority Shareholders (who collectively hold approximately 87% of the Notes and 70% of the Shares at the Valuation Date), an indication of their support for the Recapitalization.

•
While the Shares are currently trading on the TSX at a premium to our opinion on the FMV of the Shares, they are very thinly traded and there is uncertainty on the status of the KGI Acquisition, so the trading price is considered speculative, rather than a true indicator of value.

•	In the event that Catalyst has insufficient liquidity to refinance its debt as it matures in July and
October 2017, the likely result, in the absence of implementing the Recapitalization, is a filing under the CCAA or an orderly liquidation process, both of which would be expected to have a negative impact on the value of the Shares.
•	Based on discussions with Management and Catalyst's advisors and our understanding of the process undertaken, there are no other known feasible alternatives that are better than the Recapitalization.
•

Minority Shareholders Fairness Opinion
Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the date hereof that the Recapitalization is fair, from a financial point of view, to the Minority Shareholders.

Minority Shareholders Privatization Fairness Opinion Criteria
For the purposes of the Minority Shareholders Privatization Fairness Opinion, in addition to the forgoing, we considered that the Privatization Transaction would be fair, from a financial point of view, to the Minority Shareholders if the Privatization Transaction provides the Minority Shareholders with a per share cash consideration that is greater than or equal to the current per share FMV of the New Common Shares after the Recapitalization, as determined in our Formal Valuation, among other financial considerations.
Minority Shareholders Privatization Fairness Opinion Considerations
In concluding on the fairness, from a financial point of view, to the Minority Shareholders, we considered various factors related to or resulting from the Recapitalization and the Privatization Transaction, including, but not limited to:
•	The per share cash consideration to the Minority Shareholders is greater than the per share FMV of the New Common Shares after the Recapitalization, as set out in the Formal Valuation.
•
Catalyst will enjoy annual cost savings as a result of the Privatization Transaction (reduction of public company filing costs); however, the impact of this benefit on the New Common Shares would not be significant.

•	The Recapitalization Agreement was executed by the Majority Shareholders (who collectively hold approximately 87% of the Notes and 70% of the Shares at the Valuation Date), an indication of their support for the Recapitalization (and the Privatization Transaction thereunder).
•	While, at the Valuation Date, the Shares were trading on the TSX at a premium to our opinion on the
FMV of the Shares, they are very thinly traded and there was uncertainty on the status of the KGI Acquisition, so the trading price is considered speculative, rather than a true indicator of value.
•	In the event that Catalyst has insufficient liquidity to refinance its debt as it matures in July and
October 2017, the likely result, in the absence of implementing the Recapitalization, is a filing under the CCAA or an orderly liquidation process, both of which would be expected to have a negative impact on the value of the Shares.
•
Based on discussions with Management and Catalyst's advisors and our understanding of the process undertaken, there are no other known feasible alternatives that are better than the Privatization Transaction.

Minority Shareholders Privatization Fairness Opinion
Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the date hereof that the Privatization Transaction is fair, from a financial point of view, to the Minority Shareholders.

Noteholders Fairness Opinion Criteria
For the purposes of the Noteholders Fairness Opinion, in addition to the forgoing, we considered that the Recapitalization would be fair, from a financial point of view, to the Noteholders if the Recapitalization provides the Noteholders with a realization value, considering both principal and interest payments, that is greater than or equal to the amount that would be realized in a liquidation of Catalyst, among other financial considerations.

Noteholders Fairness Opinion Considerations
In concluding on the fairness, from a financial point of view, to the Noteholders, we considered various factors related to or resulting from the Recapitalization, including, but not limited to:
•
In the event that Catalyst has insufficient liquidity to refinance its debt as it matures in July and October 2017, the likely result, in the absence of implementing the Recapitalization, is a filing under the CCAA or an orderly liquidation process, both of which would be expected to have a negative impact on the amount that would be realized by the Noteholders.

•	The Recapitalization Agreement was executed by the Majority Noteholders (who collectively held approximately 87% of the Notes at the Valuation Date), which is an indication of their support for the Recapitalization.
•	Based on our discussions with Catalyst's legal advisors, we understand that the Noteholders are all treated equally under the Recapitalization; and,
•	Based on discussions with Management and Catalyst's advisors and our understanding of the process undertaken, there are no other known feasible alternatives that are better than the Recapitalization
Noteholders Fairness Opinion
Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion as of the date hereof that the Recapitalization is fair, from a financial point of view, to the Noteholders.

Yours very truly,

Helen Mallovy Hicks FCPA, FCA, FCBV
Partner
Valuations, Modelling and Disputes

Eleanor M. Joy CPA, CA, FCBV
Associate Partner
Valuations, Modelling and Disputes

Appendix 1 - Guideline Company and Precedent Transaction Descriptions
Selected Guideline Companies
Canfor Pulp Products Inc. "Canfor"
Canfor is a Canadian-based supplier of pulp and paper products with the operations based in the central interior of British Columbia. Canfor operates in two segments: pulp and paper.
Cascades Inc. "Cascades"
Cascades is a Canadian-based company that produces, converts and markets packaging and tissue products consisting of recycled fibers. Cascades operates through four segments: containerboard, boxboard Europe, specialty products and tissue papers.
Clearwater Paper Corp. "Clearwater"
Clearwater is headquartered in Spokane, Washington and manufactures quality consumer tissue, away- from-home, tissue, parent roll tissue, bleached paperboard and pulp at manufacturing facilities across the nation. Clearwater operates through two segments: consumer products and pulp and paperboard.
Domtar Corp. "Domtar"
Domtar is based in Fort Mill, South Carolina and designs, manufactures, markets and distributes a range of fiber-based products, including communication papers, specialty and packaging papers and absorbent hygiene products. Domtar operates through two business segments: pulp and paper, and personal care.
Mercer International Inc. "Mercer"
Mercer is headquartered in Vancouver, British Columbia and is engaged in producing NBSK pulp. Mercer operates in the pulp industry and produces pulp for resale, known as market pulp, in Germany. It also produces and sells tall oil, which is used as both a chemical additive and as a green energy source.
Neenah Paper Inc. "Neenah"
Neenah has two principal operations, technical products business, and fine paper and packaging business. Neenah's segments consist of technical products, fine paper and packaging, and other. Its technical products manufacturing facilities are located in Munising, Michigan; Pittsfield, Massachusetts; Bolton, England, and Munich, Germany. Its fine paper and packaging manufacturing facilities are located in Appleton, Neenah and Whiting, Wisconsin, and Canton, Ohio.
PH Glatfelter Co. "PH Glatfelter"
PH Glatfelter is a Pennsylvania-based manufacturer of specialty papers and fiber-based engineered materials. It operates through three business units: composite fibers, advanced airlaid materials, and specialty papers.
Resolute Forest Products Inc. "Resolute"
Resolute offers a range of forest products, including market pulp, tissue, wood products, newsprint and specialty papers. Resolute owns or operates over 40 pulp, paper, tissue and wood products facilities in the United States, Canada and South Korea, as well as power generation assets in Canada. It operates through five segments: market pulp, tissue, wood products, newsprint and specialty papers. It also sells green power produced from renewable sources, wood chips and other wood related products to customers located in Canada and the United States.
Tembec Inc. "Tembec"
Tembec is based in Montreal, Quebec and is a manufacturer of forest products. Its segments include forest products, specialty cellulose pulp, paper pulp, paper and corporate. Tembec's portfolio of products include wood products, pulp, chemical products, and paper.
Verso Corporation "Verso"
Verso is a Tennessee-based producer of coated papers, which are used in magazines, catalogs, advertising brochures and annual reports, among other media and marketing publications. The company operates through two segments: paper and pulp.

Selected Precedent Transactions
Atlas Paper Mills, LLC "Atlas"
Resolute completed the acquisition of Atlas from Peak Rock Capital for approximately US$156 million in cash on November 16, 2015. Atlas is based in Miami, Florida and manufactures and markets tissue and recycled waste papers.
AMS-BR Star Paper SA "AMS"
On February 10, 2015, Portucel S.A. agreed to acquire AMS for approximately €80 million, through its subsidiary About Balance SA. The acquisition closed on June 4, 2015. AMS is a Portugal-based manufacturer of tissue paper for consumer and professional markets.
Crown Van Gelder N.V. "Crown"
On March 27, 2015, Andlinger & Company, Inc. completed the acquisition of an 84.19% stake in Crown for
€20 million. Crown, together with its subsidiaries, develops, produces and sells specialty papers for graphical and industrial applications in the woodfree uncoated and single-coated paper sector. It sells its products throughout Europe, as well as internationally and is headquartered in Velsen-Noord, Netherlands.
NewPage Holdings Inc. "NewPage"
Verso completed the acquisition of NewPage on January 7, 2015 in a transaction valued at US$1.4 billion. Newpage is a producer and seller of printing and specialty papers in North America, based in Miamisburg, Ohio. Its portfolio of paper products include coated, supercalendered, and other uncoated and specialty products. NewPage also sells its excess market pulp.
Clearwater Paper Corporation Specialty products business
Dunn Paper Company, Inc. acquired the specialty products business and mills of Clearwater for approximately US$114 million on December 30, 2014. Clearwater's specialty products business is comprised of specialty tissue and machine glazed paper mills located in the United States.
Cascades Fine Papers Group Inc. "Cascades Fine Papers"
H.I.G. Capital, LLC closed on an agreement to acquire assets for Cascades Fine Papers for $39.5 million on July 2, 2014. Cascades Fine Papers produces and markets specialty uncoated fine papers using recycled fibers, and is headquartered in Quebec, Canada.
Simpson Tacoma Kraft Paper Mill  "Simpson Tacoma"

Rock-Tenn Company agreed to acquire the business and assets of Simpson Tacoma for approximately US$311 million on March 3, 2014. The acquisition was closed on May 16, 2014. Simpson Tacoma is based in Tacoma, Washington and manufactures bleached and unbleached kraft pulp and liner board. It also recycles waste paper and boxes to produce packaging paper.
Boise Inc. "Boise"
Packaging Corporation of America completed the acquisition of Boise on October 25, 2013 for approximately US$2 billion. Boise, together with its subsidiaries, engages in the manufacture and sale of packaging and paper product in the United States, Europe, Mexico, and Canada. Its headquarters are based in Boise, Idaho.